UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 1-14118

2006 FOURTH QUARTER RESULTS

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                             .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

  Press Release dated March 20, 2007; Financial Highlights

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Consolidated Financial Statements

2

March 20, 2007                                                                                                                                   10/07

For immediate release                                                                                                                Page 1 of 9

QUEBECOR WORLD RELEASES FOURTH QUARTER AND 2006 RESULTS

HIGHLIGHTS

  Revenue of $1.62 billion in fourth quarter
  Diluted earnings per share before IAROC and goodwill impairment charges of $0.28 in fourth quarter 2006 compared to $0.21 in fourth quarter 2005
  Retooling initiatives accelerated to be completed by third quarter of 2007
  Important financings concluded in fourth quarter

Montréal, Canada - Quebecor World Inc. (NYSE:IQW, TSX:IQW) announces for the fourth quarter 2006 net income from continuing operations of $11.6 million or $0.03 diluted earnings per share compared to a net loss from continuing operations of $205 million or a loss per share of $1.64 in the fourth quarter of last year. Fourth quarter 2006 results incorporate impairment of assets, restructuring and other charges of $46.2 million or $0.25 per share compared with $11.9 million or $0.08 per share in 2005. Excluding impairment of assets, restructuring and other charges and goodwill impairment charges, diluted earnings per share were $0.28 compared to $0.21 in the fourth quarter of 2005. On the same basis, operating income in the fourth quarter was $74.2 million compared to $87.3 million during the fourth quarter last year reflecting the higher depreciation expense. Consolidated revenues for the quarter were $1.62 billion compared to $1.66 billion in the fourth quarter of 2005.

"In the fourth quarter we began to show improvements on several levels. Our year-over-year quarterly adjusted EBITDA improved $2.3 million, and our adjusted EBITDA margins improved to 10.5%. We have a long way to go and many challenges ahead, specifically in the first half of 2007," said Wes Lucas, President and CEO, Quebecor World Inc. "We believe our focus on the fundamentals of our business through our five-point transformation plan will, over time, lead to sustainable improved performance. We have renewed and extended agreements with important customers, firmly launched the first wave of our continuous improvement program at facilities across our platform, made important leadership changes, accelerated the completion of our three-year retooling program and concluded important financing initiatives. We will however continue to face significant challenges and our results in the first half of 2007 will be negatively affected as we accelerate and focus on the completion of our retooling program."

For immediate release                                                                                                                Page 2 of 9

Actions on 5-Point Transformation Plan
Customer value: Quebecor World continues to find new ways to deliver greater customer value by offering complete high value solutions, by combining new services before and after printing, with a top-quality product. As an example, in February 2007, the Company renewed a significant multi-year contract with Williams-Sonoma to continue to provide an integrated print solution for a majority of its catalogs. In March, the Company renewed a long-term agreement to be the exclusive supplier for Harlequin paperback books. Quebecor World's full-service solution for Harlequin ensures they receive a consistent, top-quality product on-time to meet their precise onsale and subscriber distribution schedule.

Best People: To improve the Company's execution capability and to increase value for customers and shareholders the Company recently made several leadership moves to improve its performance. These initiatives included the addition of proven operation, sales, and marketing executives as well as the reassignment of other key managers to focus on specific projects to enhance customer and shareholder value. In addition, the Company continues to make progress in implementing its comprehensive people development program through training, improved processes, and building new capabilities.

Great Execution: In the fourth quarter, the Company launched a Continuous Improvement Program across its North American platform. The first wave of more than 40 projects is focusing on high impact improvement areas with low capital requirements and high returns. The second wave of training is taking place in the first and second quarters of 2007 and will result in a new set of projects to maximize cash flow and shareholder value. With the current and planned continuous improvement projects the Company is making progress towards its target of $100 million in annualized cost savings, run rate by the end of 2008.

Retooling program: The Company's three-year retooling program is being accelerated in order to be completed before its customers' busy season starts in the third quarter of 2007. In order to finalize the retooling program before the 2007 busy season, Quebecor World is starting up 6 new presses in the first half of 2007 compared to 4 new presses during the same period last year. This includes two new 4.3 meter gravure presses in Charleroi, Belgium that are starting up in the first quarter. During the first half of 2007, the Company will also re-locate/install 14 web presses as compared to 7 in 2006, or double the number

For immediate release                                                                                                                Page 3 of 9

of presses compared to the same period last year. In North America, the new and relocated equipment will mainly impact the catalog, book and directory platforms. For example, the Company recently announced a reorganization of its U.S. catalog platform to create greater customer value and to improve efficiency. The Catalog transformation plan includes important investments in new press and bindery technology as well as the relocation of existing assets to Quebecor World's facilities in Jonesboro, AR, Merced, CA and Corinth, MS. Central to the plan is the transformation of the Corinth plant into a dual-process, premier rotogravure and offset catalog facility. These and other retooling initiatives should be completed on time for the busy third and fourth quarters of 2007.

Balance sheet: Quebecor World is committed to strengthening its balance sheet in a responsible manner. In 2006, the Company initiated a number of financing activities with the view to improving its financial flexibility. In particular, the Company issued $850 million of Senior unsecured notes of which $400 million were issued in December, which helped to significantly increase liquidity. At year-end the Company had more than $900 million undrawn capacity on its $1 billion unsecured revolving credit facility. Quebecor World continues to explore strategic and tactical actions to further improve its balance sheet.

"We made the strategic decision to accelerate and concentrate the final steps of our retooling plan into the first half of this year, so that we are finished before our customers' busy season in the second half of 2007," said Mr. Lucas. "We anticipate that these actions which include the accelerated installation of new presses and accompanying technology and the relocation of assets from discontinued facilities will create inefficiencies that will have a negative impact on our EBITDA in the first and second quarters. It should ensure that we are well positioned for the second half of 2007 and 2008."

Fourth Quarter Restructuring Initiatives
 In the fourth quarter, the Company recorded impairment of assets restructuring and other charges of $46.2 million, which are composed of cash items related to workforce reductions at facilities in Europe and North America and the impairment of long-lived assets. This included the approval of the closure of one facility in the United States and one facility in Canada as well as employee severances in Lille, France. The cash costs of these initiatives were estimated at $26.8 million of which $19.3 were recorded in the fourth quarter. The Company also recorded $1.8 million related to previous workforce reduction initiatives. The balance of the restructuring charge is related to the impairment of long-lived assets in North America.

For immediate release                                                                                                                Page 4 of 9

North America
Retail revenues for the fourth quarter of 2006 were $247.1 million, up 4.5% from $236.4 million in 2005. On a full year basis, revenues were $873.2 million in 2006, up 2.7% compared to $850.3 million in 2005. The increase in revenues for the quarter and the year is attributable to new customer contracts, more value added to retailers' marketing solutions, and higher volumes. The volume growth was from new customers such as Brooks-Eckerd and existing customers including Wal-Mart, CVS and Kohl's.

In our Catalog group revenues for the fourth quarter of 2006 increased by 1.7% to $189.0 million, compared with $185.9 million in 2005. On a full year basis, revenues were $680.0 million in 2006, up 2.1% from $666.2 million in 2005. The increase in revenues for the full year was mainly attributable to volume growth due to the addition of new customers, such as Bass Pro Shops and Brookstone. Sales with several current key customers also increased in 2006 partially reflecting the Company's enhanced offering of a complete marketing solution to enhance the impact of branded goods companies' products and to increase in-store traffic for retail customers.

Direct revenues for the fourth quarter of 2006 increased by 8.9% to $98.9 million compared to $90.9 million in the same quarter in 2005. On a year-to-date basis, revenues were $367.9 million in 2006, up 4.8% from $351.0 million in 2005. Revenue increased in the fourth quarter due to attractive growth in this important market and as the result of new volumes and customer relationships especially in the financial sector.

Book & Directory revenues for the fourth quarter of 2006 were $159.2 million, down 12.0% from $180.9 million in 2005. For the year, revenues were $675.2 million in 2006, down 6.2% from $719.6 million in 2005. The decrease in fourth quarter revenues was due primarily to reduced book manufacturing capacity related to temporary inefficiencies resulting from the retooling plan, a plant closure, and the transfer of certain book production to Latin America. While the Company did not yet receive the benefits in 2006 from its restructuring efforts in the Book Group, permanent staffing levels were reduced significantly across the Book Group from the restructuring.

In Canada revenues for the fourth quarter of 2006 were $243.7 million compared to $261.1 million in 2005. On a year-to-date basis, revenues were $893.3 million in 2006, compared to $912.2 million in 2005. The decrease in revenues for the quarter and the year are largely attributed to the impact of foreign exchange on the Canadian print market. Volume was lower in the fourth quarter, mostly due to decreased volume in Catalog and the sale of a facility in Quebec earlier in the year.

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Logistics revenues for the fourth quarter of 2006 were $90.0 million compared to $92.8 million in 2005. On a year-to-date basis, revenues were $335.0 million in 2006, up 4.3% from $321.2 million in 2005. On a year-to-date basis, the revenue increase is due to increased value based on the Company's integrated end-to-end solution in providing value-added services, such as the services offered at the new Co-Mailing facility in Bolingbrook, Illinois. This new facility continued to produce increased revenues, volume and margin over prior year, supporting the strong growth. With postal rates accounting for a significant portion of our customer's total cost of catalogs and magazines, the co-mailing services offered by the Company provides a significant value to Quebecor World's customers by reducing their overall delivery costs.

Premedia revenues for the fourth quarter of 2006 were $14.0 million compared to $15.2 million in 2005. On a year-to-date basis, revenues were $55.6 million in 2006, down 4.6% from $58.3 million in 2005. The decrease in revenues for the fourth quarter was mostly attributable to a significant work mix change for a key customer that was partly offset by an increase in Book-page volume. For all of North America, revenues for the fourth quarter 2006 were $1.28 billion compared to $1.32 billion in 2005. On a year-to-date basis, revenues were $4.82 billion in 2006 compared to $4.88 billion in 2005.

Europe
European revenues for the fourth quarter of 2006 were $267.3 million, down 3.4% from $276.7 million in 2005. For the full year, revenues were $1,025.4 million down 11.8% from $1,162.9 million in 2005. Excluding the impact of currency translation and paper sales, revenues were down 9.6% for the fourth quarter and 11.1% for 2006 compared to the same periods last year.

The revenue decrease in the fourth quarter and year-to-date was due to reduced volumes mainly in France and in the United Kingdom. The implementation of the European retooling plan that began early in 2006 has continued to impact volume as a result of plant closures, press shutdowns, movement of customers within the Company's network and temporary press start-up inefficiencies. Furthermore results in France were negatively impacted in the fourth quarter by work disruptions at the Company's Lille facility. In the first quarter of 2007, the Company completed the sale of this facility to a group led by local management. The facility will operate in areas that are non-core to Quebecor World. France's magazine volume was also impacted by the implementation of a new tax on magazine distribution.

For immediate release                                                                                                                Page 6 of 9

Latin America
In Latin America revenues for the fourth quarter were $68.8 million, up 6.5% from $64.5 million in 2005. On a year-to-date basis, revenues were $239.3 million in 2006, down 1.0% from $241.7 million in 2005. Excluding the impact of foreign currency and paper sales, revenues for the fourth quarter of 2006 were up 2.4% compared to last year. For the full-year 2006, on the same basis, revenues remained essentially flat. Prices increased in the fourth quarter and year-to-date compared to 2005 as a result of a favorable impact of export sales. Overall volume decreased for the quarter on account of a change in product mix.

Full year 2006
For the full year 2006, revenues were $6.09 billion, down 3.1% from $6.28 billion in 2005. Operating income before impairment of assets, restructuring and other charges and before goodwill impairment charge was $241.5 million in 2006 compared to $357.5 million in 2005. Impairment of assets, restructuring and other charges for 2006 were $111.3 million compared to $94.2 million last year. For the full year 2006, loss per share from continuing operations was $0.03 compared to loss per share of $1.43 in 2005. Excluding impairment of assets, restructuring and other charges and impairment of goodwill, diluted earnings per share from continuing operations were $0.64 compared to $0.98 for the same period last year.

Full Financial Information

Management Discussion and Analysis ("MD&A")

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World to include slide presentation in its Quarterly Investor Conference Call

Quebecor World to Webcast Investor Conference Call and Presentation on March 20, 2007

This quarter Quebecor World will be including a slide presentation in its Investor Conference Call.

For immediate release                                                                                                                Page 7 of 9

Quebecor World Inc. will broadcast its fourth quarter and 2006 conference call live over the Internet on March 20, 2007 at 4:00 PM (Eastern Time).

The conference call and accompanying PowerPoint presentation will be broadcast live and can be accessed on the Quebecor World Website:

http://www.quebecorworldinc.com/main.aspx?id=209

The presentation and an archive of the Webcast will be available on the Quebecor World Web site following the conference call.

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (877) 293-8133 or (403) 266-2079 - passcode 384445#, available from March 20, 2007 to April 19, 2007.

Forward looking statements

This press release may include "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the "Company"), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

For immediate release                                                                                                                Page 8 of 9

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the "Risks and Uncertainties related to the Company's business" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2006, and the "Risk Factors" section of the Company's Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company's expectations as of March 20, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

The Company

Quebecor World Inc. (NYSE:IQW, TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 29,000 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Vice President, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Vice President, Investor Relations and Assistant Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

8

For immediate release                                                                                                                Page 9 of 9

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS
(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended December 31				Twelve-month periods ended December 31
	2006		2005		2006		2005
Consolidated Results from Continuing Operations
Revenues	$1,620.4		$1,664.0		$6,086.3		$6,283.3
Adjusted EBITDA	170.2		167.9		579.9		688.7
Adjusted EBIT	74.2		87.3		241.5		357.5
IAROC	46.2		11.9		111.3		94.2
Goodwill impairment charge	–		243.0		–		243.0
Operating income (loss)	28.0		(167.6)		130.2		20.3
Net income (loss) from continuing operations	11.6		(205.0)		30.6		(148.8)
Net income (loss)	11.4		(210.6)		28.3		(162.6)
Adjusted EBITDA margin*	10.5%		10.1%		9.5%		11.0%
Adjusted EBIT margin*	4.6%		5.3%		4.0%		5.7%
Operating margin*	1.7%		(10.1	) %	2.1%		0.3%

Segmented Information from Continuing Operations
Revenues
North America	$1,284.1		$1,321.7		$4,821.7		$4,881.1
Europe	267.3		276.7		1,025.4		1,162.9
Latin America	68.8		64.5		239.3		241.7
Adjusted EBIT
North America	$80.0		$89.2		$257.8		$353.5
Europe	(8.9)		(2.8)		(17.5)		(3.6)
Latin America	3.2		3.7		10.0		13.0
Ajusted EBIT margin*
North America	6.2%		6.8%		5.3%		7.2%
Europe	(3.3	) %	(1.0	) %	(1.7	) %	(0.3	) %
Latin America	4.7%		5.7%		4.2%		5.4%

Selected Cash Flow Information
Cash provided by operating activities	$30.2		$278.3		$236.0		$469.5
Free cash flow (outflow)**	(0.7)		158.2		(9.9)		119.2

Per Share Data
Earnings (loss) from continuing operations
Diluted	$0.03		$(1.64)		$(0.03)		$(1.43)
Adjusted diluted	$0.28		$0.21		$0.64		$0.98

	Twelve-month period ended December 31 2006	Twelve-month period ended December 31 2005
Financial Position
Working capital***	$(76.0)	$(100.4)
Total assets***	5,823.4	5,700.4
Long-term debt (including convertible notes)	2,132.4	1,855.1
Shareholder's equity***	2,032.4	2,218.8
Debt-to-capitalization	51:49	46:54
Debt-to-Adjusted-EBITDA ratio (times)****	3.7	2.7
Interest coverage ratio (times)****	4.3	5.8

EBITDA: Operating income before depreciation and amortization
IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
Debt-to-Adjusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.
Interest coverage ratio: Adjusted EBITDA divided by financial expenses.

*
Margins calculated on revenues.
**
Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.
***
Prior periods amounts have been revised. See Note 1 to Consolidated financial statements.
****
For continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Management’s Discussion and Analysis	- 1 -

Table of Contents

Subject	Page Subject	Page
Introduction	3	5. Financial position
		5.1 Free cash flow	22
1. Overview		5.2 Financial ratios, financial covenants and
1.1 Industry profile	3	credit ratings	22
1.2 Business profile	4	5.3 Contractual cash obligations	23
1.3 Strategy	4
		6. Off-balance sheet arrangements and other
		disclosures
2. Overall performance and outlook 2007		6.1 Off-balance sheet arrangements	24
2.1 2006 at a glance	5	6.2 Financial instruments	25
2.2 Outlook 2007	7	6.3 Related party transactions	27
		6.4 Outstanding share data	27
3. Financial review		6.5 Control and procedures	27
3.1 Annual review	8
3.2 Fourth quarter review	11	7. Critical accounting estimates and accounting
3.3 Quarterly trends	12	policies
3.4 Segment results	13	7.1 Critical accounting estimates	29
3.5 Impairment of assets and restructuring		7.2 Change in accounting policy - evaluation
initiatives	17	of misstatement policy	31
		7.3 Future accounting developments	32

4. Liquidity and capital resources		8. Risks and uncertainties related to the
4.1 operating activities	21	Company’s business
4.2 Financing activities	21	8.1 Risks relating to the Company’s business	32
4.3 Investing activities	22	8.2 Additional risks relating to the Company’s
		debt securities	35

Management’s Discussion and Analysis	- 2 -

Introduction

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the years ended December 31, 2006 and 2005, and it should be read together with the Company’s Consolidated Financial Statements. The annual Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

Financial data have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in figures 7 and 8. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Management’s Discussion and Analysis	- 3 -

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in this MD&A under the “Risks and uncertainties related to the Company's business” section and in the “Risk Factors” section of the Company’s current Annual Information Form.

The forward-looking statements in this MD&A reflect the Company’s expectations as of March 20, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

1. Overview

Quebecor World is a leading provider of high-value, complete print solutions to leading retailers, branded goods companies, catalogers and other businesses with marketing and advertising activities, and also to leading publishers of magazines, books, and other printed media. The Company is a market leader in almost all of the product categories and in the principal geographic markets of North America, Europe and Latin America.

This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies, and through a commitment to building long-term partnerships with the world’s leading customers of marketing and advertising solutions and print media.

1.1 Industry profile

The Company operates in the commercial printing industry, a largely fragmented and capital-intensive industry. The North American, European, and Latin American printing industries are highly competitive in most product categories and geographic regions. Commercial printers tend to compete within each product category based on quality, range of services offered,

Management’s Discussion and Analysis	- 4 -

distribution capabilities, customer service, price, availability of printing time on appropriate equipment and state-of-the-art technology.

Customers

Quebecor World’s customers are notably retailers, catalogers, branded goods companies, publishers, ad agencies, and companies implementing significant marketing and advertising campaigns. The activity of the Company’s customers is seasonal with a greater part of volume being realized in the second half of the year, primarily due to holiday marketing and promotions, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and the higher number of magazine pages associated with increased marketing in the second half of the year.

The primary drivers affecting the demand for the Company’s services and solutions are consumer trends and purchasing activity, marketing and advertising dynamics, and general economic growth rates. These are the key drivers of the demand for integrated print solutions because they affect the level and type of multi-channel marketing, advertising and merchandising activity.

Technology and electronic data distribution

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the increased use of the Internet and the electronic distribution of media content, documents and data. While the acceleration of consumer acceptance of such electronic media will probably continue to increase, the value and role of printed media should continue to play a strong role in marketing, advertising, and publishing. The reason, the Company believes, is that print media is an efficient and effective vehicle to market and advertise products. The Company believes that in a multi-channel marketing strategy, print should continue to play a key and important role. The Company believes that a significant percentage of the purchases over the Internet are based upon a buying decision based upon a catalog or retail insert, and that print plays synergistic role with many of the new technologies.

Consolidation

Consolidation of the printing industry is ongoing because of global overcapacity, which has led to negative price pressures. While capacity utilization in the printing industry has shown some positive signs in recent months, the Company believes that overcapacity will remain an issue and will likely continue to impact prices in most print segments. The overall decrease in number of smaller companies and smaller plants creates the opportunity for larger companies and larger plants to leverage their scale and scope, and also to deploy more efficient equipment. In addition, as customers consolidate and require very large scale marketing campaigns, the largest players can provide an integrated, continent-wide advertising campaign delivered with local responsiveness.

1.2 Business profile

Quebecor World has operations in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

The Company offers its customers a complete and integrated, high value-added solution, of a broad range of print and print related services. These services consist of printing retail inserts, magazines, catalogs, books, directories, direct mail, and offering other value-added services, such as logistics, premedia, content and data management, business outsourcing and print marketing optimization.

The Company’s broad geographic coverage and comprehensive offering of print solutions coupled with its flexible global manufacturing platform are key competitive strengths of Quebecor World that enable the Company to remain a market leader while maintaining a low-cost position.

1.3 Strategy

Quebecor World’s commitment is to create the highest value for its customers, people and shareholders, a higher value than any other alternative. To achieve this objective, Quebecor World is focusing on being its customers’ complete print solution partner, by providing sophisticated, turn-key solutions fully integrated with its customers’ operations, marketing and advertising campaigns.

Quebecor World initiated a five-point transformation plan to guide the Company’s actions and improve its performance. This five-point plan was first introduced at the end of the second quarter of 2006. The Company’s transformation plan focuses on five key areas:

(1)

Customer Value: Build the capability to create the highest value for Quebecor World’s customers by providing differentiated, superior-value products and services to be the customers’ complete print solution partner;

(2)

Best People: Develop the Company’s people to be the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams;

Management’s Discussion and Analysis	- 4 -

(3)

Great Execution: Implement a continuous improvement program to build superior execution capabilities producing the most efficient, most dependable, and highest quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation;

(4)

Retooling Program: Complete the Company’s retooling program, which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital;

(5)	Strengthen the Balance Sheet: Take the appropriate financing actions to improve Quebecor World’s financial flexibility by strengthening the balance sheet.

This strategy focuses on positioning Quebecor World to provide best-in-class integrated print solutions with a view of creating the highest value for customers, people and shareholders, an objective that is integral to the future success of the Company.

2. Overall Performance and Outlook 2007

Revenue by Print Service - Worldwide ($ millions)

Figure 1

2.1 2006 at a glance

Quebecor World completed the most extensive phase of its retooling plans in 2006. Execution of the retooling will be accelerated in the first half of 2007 as the Company’s objective is to finalize the retooling in the first half of 2007, before the traditional busy season in the third and fourth quarters. This is faster than previously planned, as the Company will finalize the retooling in the first half of 2007, instead of 2008. 2006 was also a year during which Quebecor World embarked upon a five-point transformation plan to create greater customer and shareholder value. Although the full extent of this transformation plan will be realized over time, actions have already been taken in 2006 to begin the transformation process.

Customer Value

Quebecor World is committed to creating the highest value for its customers by providing innovative and complete marketing solutions through targeted advertising campaigns, and also for publishers by providing high quality, efficient, on-time print solutions. The Company is committed to creating high value solutions by integrating a high quality print product with before and after print services. Before print, the Company offers services such as premedia, data optimization, content management, and marketing campaign consulting. After print, the Company offers services such as complete logistics, co-mailing, postage reduction, and real time tracking and tracing. The objective is to create significant value for the Company's customer through these solutions, so that it can sell based on value, and not based on price. The Company believes that this will contribute to improve margins. As an example, the Company recently renewed a multi-year contract with Williams-Sonoma, Inc. The integrated strategic solutions proposed by Quebecor World such as: press efficiencies, quality and service, a compelling logistics program, personalization and mail-list services, along with its understanding of the multi-channel marketplace will create additional value for Williams-Sonoma, Inc. which in turn allows the Company to build on a successful 25-year relationship.

Management’s Discussion and Analysis	- 5 -

The Company also signed a significant long-term directory printing agreement in October 2006 with Yellow Pages Group valued at more than CA$1 billion through the year 2020. The agreement extends existing directory printing contracts in Eastern, Western and Central Canada and increases the volumes printed by Quebecor World. This contract includes expanded value-added before and after print services including the use of Quebecor World proprietary AdMagic software and after press services including value-added fulfillment.

Best People

The Company has introduced a new people and organization capability-building program. The plan emphasizes creating high performance teams, building capabilities, helping people to become the best that they can be, providing feedback and coaching, developing people, and providing training programs and tools. In 2006, Quebecor World kicked off a comprehensive people development program with reviews of key leaders and has performed talent assessments at various levels throughout the Company. Quebecor World is implementing a leadership talent development tool to help assess and develop employees to ensure they possess the capabilities to deliver the greatest value to the Company’s customers and shareholders. Each person then creates a development plan and program designed to help them to become the best that they can be.

Great Execution

The execution initiative drives fundamental improvements in the Company’s operating capability at the front line, with the objective that Quebecor World delivers on the benefits of its recent and significant retooling investment. As part of this initiative, the Company is creating a Continuous Improvement Program that will be deployed across the entire platform. The program is tailored for Quebecor World’s needs, and combines the best in class continuous improvement tools from Six Sigma, Lean Manufacturing, Kaizan, 5 S, and other leading processes. The program is designed to deliver real results based on increasing efficiency, reducing waste, improving quality, reducing errors, enhancing speed, and eliminating structural costs. Quebecor World has identified the facilities, projects, and leaders to drive these programs and began implementing these continuous improvement projects across the Company. The Company is currently implementing more than 40 projects, and is making good progress on its $100 million improvement objective.

Retooling Program

Quebecor World is deploying the latest technology across its network while remaining capacity-neutral. The Company believes that this standardization, simplification, and focus on state-of-the-art technology across its platform will deliver higher value to its customers and higher returns to its shareholders. This new equipment, combined with the introduction of the Company's new continuous improvement program, results in more productive operations with lower operating costs, higher quality, less waste, fewer people, and fewer facilities that in the long run, should generate a higher return on invested capital.

In 2006, the Company continued to implement its retooling program for North America and Europe. Quebecor World has accelerated the pace however, with an objective of completing the program ahead of schedule in 2007, compared to the previous plan’s 2008 date. The Company has invested approximately $260 million with respect to the North American plan and approximately $164 million for the European plan for capital expenditures totaling $424 million since the program began. The deployment of such an extensive program cannot be accomplished without experiencing certain plant closure and start-up related disruptions, which the Company experienced in 2006.

To date, the Company has placed 19 firm orders for new presses as part of its U.S. strategic retooling plan announced in 2004. Four of these presses were sold as part of a lease financing which is further discussed in the “Liquidity and Capital Resources” section hereafter. The total commitment for the remaining 15 presses amounts to approximately $184 million, of which $148 million has already been invested. Of these presses, five were operational at the end of 2005, nine began operations in 2006 and one started up in the first quarter of 2007.

As part of the European strategic plan announced in 2005, the Company has placed a total of five firm orders for new presses. The total commitment for these presses amounts to approximately $75 million, of which $60 million has already been invested. Of these presses, two became operational in 2006 and three were started early in the first quarter of 2007.

In combination with the retooling program, ongoing restructuring efforts continue to optimize the Company’s overall platform as it concentrates on fewer but more efficient facilities with lower fixed costs. In 2006, Quebecor World announced the closure of one facility and the sale of another in France, the reorganization of its U.S. Book platform that resulted in the closing of one facility and the reorganization of its U.S. Magazine platform resulting in the closure of two facilities in 2006 and another projected to be closed by the end of the second quarter of 2007. These measures are further discussed in the “Segment Results” and “Impairment of Assets and Restructuring Initiatives” sections.

Management’s Discussion and Analysis	- 6 -

Strengthening the Balance Sheet

Quebecor World's financial position was strengthened in 2006, notably with the issuance of approximately $850 million of long-term Notes, extending and improving the Company's maturity profile. Quebecor World also undertook a lease financing of equipment currently being installed in North America, renewed and extended two of its securitization programs, completed a low cost equipment financing and repurchased its high-cost Series 4 Redeemable First Preferred Shares. In November 2006, Quebecor World suspended the dividend on Multiple and Subordinate Voting Shares with a view to strengthening the Company's balance sheet. As at December 31, 2006, the Company had a liquidity position of more than $900.0 million with only $23.6 million drawn on its $1 billion credit facility. All of these elements are discussed in the "Liquidity and capital resources" section. The Company is also currently evaluating additional strategic and tactical actions to improve the balance sheet.

In summary, the year 2006 has been difficult as the Company continues to face highly competitive market conditions coupled with temporary disruptions and volume losses caused by the installation of new presses, removal of older presses and plant shutdowns. As such, although the retooling and restructuring plans mentioned above are starting to generate some positive effects, they have not yet translated into increased operating income. As a result, Quebecor World’s operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”, Figures 7 and 8) is lower than the corresponding period in 2005. Management believes that the transformation plan discussed above will better position the Company to face these conditions and drive greater long-term performance.

2.2 Outlook for 2007

The Company anticipates that 2007 will be a challenging year as it will continue to face highly competitive market conditions. In response, the Company is successfully implementing its five-point transformation plan in order to create the highest value for its customers, people, and shareholders. The program is described previously in Sections 1.3 and 2.1. The Company is making progress on all five points within the transformation plan, in order to deliver on its targeted benefits. These benefits are expected to be $100 million in reduced costs and higher efficiencies from the Execution initiative, and $300 million in new high value revenues from the Customer Value initiative, both run rates by the end of 2008.

The Company announced that as part of its retooling program, it has committed to finalize the retooling in the first half of 2007, significantly earlier then previously planned by 2008. This acceleration is part of the strategy to complete the retooling quickly, and to finish it before its customers’ busy season in the third and fourth quarters. This will have positive benefits and results for the second half of 2007 but will result in increased inefficiencies, plant disruptions, waste, reduction in press speeds, and overall higher costs in the first half of the year.

The Company’s operations in the European segment are expected to continue to be affected by the difficult market conditions throughout the year 2007, mainly in France and the United Kingdom. Quebecor World will continue to implement its retooling plan in this platform that will deliver improved execution in the long term.

3. Financial review

The Company assesses performance based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”, (Figures 7 and 8)). The following operating analyses are before impairment of assets, restructuring and other charges and goodwill impairment charge, except where otherwise indicated. The review focuses only on continuing operations.

Management’s Discussion and Analysis	- 7 -

3.1 Annual review

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of Quebecor World for the three–year period ended December 31, 2006. Certain comparative information has been reclassified on a basis consistent with the 2006 presentation.

Selected Annual Information (Continuing Operations) ($ millions, except per share data)

	Years ended December 31 (1)
	2006	2005	2004

Consolidated Results
Revenues	$6,086.3	$6,283.3	$6,339.5
Adjusted EBITDA	579.9	688.7	822.2
Adjusted EBIT	241.5	357.5	471.1
IAROC	111.3	94.2	115.6
Goodwill impairment charge	-	243.0	-
Operating income	130.2	20.3	355.5
Net income (loss) from continuing operations	30.6	(148.8)	139.9
Net income (loss)	28.3	(162.6)	143.7

Financial Position
Total assets (2)	5,823.4	5,700.4	6,265.3
Total long-term debt and convertibles notes	2,132.4	1,855.1	1,950.1

Per Share Data
Earnings (loss)
Basic and diluted	(0.03)	(1.43)	0.77
Adjusted diluted	0.64	0.98	1.45
Dividends on preferred shares	1.46	1.33	1.26
Dividends on equity shares	0.30	0.56	0.52
IAROC: Impairment of assets, restructuring and other charges			Figure 2

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1) Annual information for 2004 consisted of 53 weeks whereas information for 2005 and 2006 consisted of 52 weeks.

(2) 2005 and 2004 amounts have been revised. See Note 1 to Consolidated financial statements.

Year 2006

The Company’s consolidated revenues for 2006 were $6.09 billion, down 3.1% from $6.28 billion in 2005. Excluding the impact of currency translation (Figure 3), revenues were $6.02 billion for 2006, down 4.2% compared to 2005. The situation is due mainly to decrease in volumes and continued price pressures as further discussed in the “Segment results” section. In 2006, Adjusted EBIT was $241.5 million, down 32.4% from $357.5 million in 2005. Adjusted EBIT margin was 4.0% for 2006, down from 5.7% in 2005.

Impact of Foreign Currency ($ millions)

	Periods ended December 31, 2006
	Three months	Twelve months

Foreign currency favorable impact on revenues	$30.0	$65.6

Foreign currency unfavorable impact on operating income	$(0.8)	$(3.2)
		Figure 3

Management’s Discussion and Analysis	- 8 -

Paper sales, excluding the effect of currency translation, decreased by 2.1% in 2006, compared to 2005. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for 2006 was $5.11 billion, a 1.7% decrease compared to $5.20 billion in 2005. The decrease is explained mostly by a decrease in fixed plant costs, a decrease in labor costs and a decline in consumables that were partly offset by higher energy costs. Gross profit margin was 16.0% for 2006 compared to 17.2% in 2005. Currency translation did not have a significant impact on gross profit margin for the year 2006.

Selling, general and administrative expenses for 2006 were $393.8 million, essentially constant compared to $396.8 million in 2005. Excluding the unfavorable impact of currency translation of $8.2 million, selling, general and administrative expenses decreased by 2.8% compared to last year. The decrease in salaries and benefits resulting from the Company’s restructuring initiatives was partly offset by an increase in consulting fees for compliance procedures related to the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Depreciation and amortization expenses were $308.6 million in 2006 compared with $304.2 million in 2005. Excluding the impact of currency translation, depreciation and amortization remained essentially constant in 2006 compared to last year due to increased depreciation charges on assets to be decommissioned which were offset by decreases due to impairment charges on long-lived assets taken in previous years.

Securitization fees increased $7.2 million, for a total of $31.0 million for 2006 compared to $23.8 million in 2005. The increase was mainly due to higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

For the year 2006, the Company recorded impairment of assets, restructuring and other charges of $111.3 million, compared to $94.2 million in 2005. The charges for the year were mainly related to the closure and consolidation of facilities in North America and Europe and also included impairment charges on long-lived assets mainly in North America as well as initiatives from previous years. These measures are described in the “Impairment of assets and restructuring initiatives” section.

The Company did not record a goodwill impairment charge in 2006 ($243.0 million for the European segment in 2005).

Financial expenses were $134.2 million in 2006 compared to $119.0 million in 2005. The variance of $15.2 million was mainly explained by higher interest rates and a higher level of debt offset by an increase of interest capitalized to the cost of equipment and net gains on foreign exchange.

Income tax recovery was $35.4 million in 2006, compared to an income tax expense of $50.4 million in 2005. Income tax recovery before impairment of assets, restructuring and other charges was $11.4 million compared to an income tax expense of $69.6 million in 2005 on the same basis. The income tax recovery for 2006 was mainly due to losses incurred in jurisdictions in which profits were generated in 2005.

Loss per share was $0.03 for 2006 compared to $1.43 in 2005. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $87.3 million, or $0.67 per share compared with $318.1 million, or $2.41 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, diluted earnings per share was $0.64 in 2006 compared with $0.98 in 2005.

Year 2005

The Company’s consolidated revenues for 2005 were $6.28 billion, a 0.9% decrease when compared to $6.34 billion in 2004. Excluding the favorable impact of currency translation, revenues were down 2.1% due to a decrease in volume and continued pressure on prices in North America and Europe. In 2005, Adjusted EBIT decreased by 24.1% to $357.5 million compared to $471.1 million in 2004. Operating margin, on the same basis, decreased to 5.7% from 7.4% in 2004. The significant decreases in both operating income and margin were due mainly to the decrease in volume and price pressures that were partially offset by cost containment initiatives and headcount reduction.

Paper sales, excluding the effect of currency translation, increased by 4.7% in 2005 when compared to the same period in 2004. The increase was mainly due to the increase in paper sales to customers and the increase in paper prices compared to 2004.

Cost of sales in 2005 increased by 2.1% compared to 2004, mostly explained by an increase in paper sales, as described above and an increase in utilities costs during the year that were partly offset by a reduction in labor costs as a result of cost containment initiatives. Gross profit margin was 17.2% in 2005 compared to 19.6% in 2004. Currency translation did not have a significant impact on gross profit margin in 2005.

Selling, general and administrative expenses were $396.8 million compared to $431.5 million in 2004, a decrease of $34.7 million. Excluding the unfavorable impact of currency translation of $7.4 million, selling, general and administrative expenses

Management’s Discussion and Analysis	- 9 -

were favorable by $42.1 million in 2005, compared to the previous year. The savings were explained by workforce reductions, which contributed to the decrease in salaries and benefits. A reduction in bonuses, stock options, as well as travel and entertainment expenses also contributed to the variance.

Securitization fees totaled $23.8 million compared to $14.5 million in 2004. The increase was mainly due to higher market interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $304.2 million in 2005 and $324.9 million in 2004. Excluding the impact of currency translation, depreciation and amortization decreased by 7.0% in 2005 as compared to 2004, as a result of impairment charges on long-lived assets booked in 2005 and 2004.

The Company continued its restructuring initiatives in 2005 and recorded impairment of assets, restructuring and other charges of $94.2 million, which reflected closure of facilities in North America and Europe, further workforce reductions, and additional impairment of assets in Europe.

The Company also concluded that goodwill in the European segment was impaired and recorded a $243.0 million impairment charge in 2005.

Financial expenses were $119.0 million in 2005, compared to $133.1 million in 2004. Two elements lowered the 2005 financial expenses: a lower average debt combined with the increase in interest capitalized to the cost of equipment.

Income taxes were $50.4 million in the year 2005 compared to $77.0 million in 2004. Income taxes before impairment of assets, restructuring and other charges and goodwill impairment charge were $69.6 million in 2005 compared to $101.9 million in 2004. The decrease was mostly explained by a decrease in profits before tax in jurisdictions with higher overall tax rates.

For the year ended December 31, 2005, the Company reported a loss per share of $1.43 compared to diluted earnings per share of $0.77 in 2004. These results included impairment of assets, restructuring and other charges and a goodwill impairment charge of $318.1 million, net of income taxes, or $2.41 per share compared with $90.8 million, net of income taxes, or $0.68 per share in 2004. Excluding the effect of impairment of assets, restructuring and other charges, and goodwill impairment charge, 2005 diluted earnings per share were $0.98 compared with $1.45 in 2004.

Management’s Discussion and Analysis	- 10 -

3.2 Fourth quarter review

Segmented Results of Continuing Operations ($ millions)

Selected Performance Indicators

	North America		Europe				Latin America		Inter-Segment and Others		Total
	2006	2005	2006		2005		2006	2005	2006	2005	2006	2005
Three months ended
December 31
Revenues	$1,284.1	$1,321.7	$267.3		$276.7		$68.8	$64.5	$0.2	$1.1	$1,620.4	$1,664.0
Adjusted EBITDA	157.0	153.6	7.2		10.3		6.1	6.5	(0.1)	(2.5)	170.2	167.9
Adjusted EBIT	80.0	89.2	(8.9)		(2.8)		3.2	3.7	(0.1)	(2.8)	74.2	87.3
IAROC	35.6	2.9	10.6		9.0		-	-	-	-	46.2	11.9
Goodwill impairment charge	-	-	-		243.0		-	-	-	-	-	243.0
Operating income (loss)	44.4	86.3	(19.5)		(254.8)		3.2	3.7	(0.1)	(2.8)	28.0	(167.6)
Adjusted EBITDA margin	12.2%	11.6%	2.7%		3.7%		8.9%	10.0%			10.5%	10.1%
Adjusted EBIT margin	6.2%	6.8%	(3.3	) %	(1.0	) %	4.7%	5.7%			4.6%	5.3%
Operating margin	3.5%	6.5%	(7.3	) %	(92.1	) %	4.7%	5.7%			1.7%	(10.1	) %

Capital expenditures (1)	$73.4	$111.5	$17.1		$63.8		$2.7	$1.8	$1.6	$-	$94.8	$177.1
Change in non-cash balances related to operations, cash flow (outflow)(1)	(75.5)	212.7	(7.2)		(0.9)		(9.1)	1.0	(23.5)	(16.4)	$(115.3)	196.4

Years ended December 31
Revenues	$4,821.7	$4,881.1	$1,025.4		$1,162.9		$239.3	$241.7	$(0.1)	$(2.4)	$6,086.3	$6,283.3
Adjusted EBITDA	529.9	615.7	37.0		53.5		21.4	23.9	(8.4)	(4.4)	579.9	688.7
Adjusted EBIT	257.8	353.5	(17.5)		(3.6)		10.0	13.0	(8.8)	(5.4)	241.5	357.5
IAROC	65.0	22.6	45.1		70.9		1.2	0.7	-	-	111.3	94.2
Goodwill impairment charge	-	-	-		243.0		-	-	-	-	-	243.0
Operating income (loss)	192.8	330.9	(62.6)		(317.5)		8.8	12.3	(8.8)	(5.4)	130.2	20.3
Adjusted EBITDA margin	11.0%	12.6%	3.6%		4.6%		9.0%	9.9%			9.5%	11.0%
Adjusted EBIT margin	5.3%	7.2%	(1.7	) %	(0.3	) %	4.2%	5.4%			4.0%	5.7%
Operating margin	4.0%	6.8%	(6.1	) %	(27.3	) %	3.7%	5.1%			2.1%	0.3%

Capital expenditures (1)	$207.9	$286.4	$75.5		$103.3		$29.1	$4.1	$1.3	$0.2	$313.8	$394.0
Change in non-cash balances related to operations, cash flow (outflow)(1)	(182.4)	88.9	(2.1)		(29.1)		(6.8)	(18.0)	11.8	(27.5)	(179.5)	14.3
Adjusted: Defined as before IAROC and before goodwill impairment charge												Figure 4
IAROC: Impairment of assets, restructuring and other charges
(1) Including both continuing and discontinued operations

The Company’s consolidated revenues for the fourth quarter of 2006 were $1.62 billion, a 2.6% decrease when compared to $1.66 billion for the same period in 2005. Excluding the impact of currency translation (Figure 3), revenues were $1.59 billion for the quarter, down 4.4% compared to 2005 as a result of temporary restructuring dislocations and plant closures affecting  volumes and continued price pressures as further discussed in the “Segment results” section. In the fourth quarter of 2006, Adjusted EBIT decreased by 15.0% to $74.2 million compared to $87.3 million in 2005. Adjusted EBIT margin was 4.6% for the fourth quarter, down from 5.3% for the same period in 2005.

Paper sales, excluding the effect of currency translation, increased by 3.4% for the fourth quarter of 2006, compared to the same period in 2005.

Cost of sales for the fourth quarter of 2006 decreased by 2.9% to $1.35 billion compared to $1.39 billion for the corresponding period in 2005. The decrease compared to 2005 is explained mostly by decreases in sales volume and labor costs. Gross profit margin was 16.6% in the fourth quarter of 2006 compared to 16.3% in 2005. Currency translation did not have a significant impact on gross profit margin in the fourth quarter of 2006.

Selling, general and administrative expenses for the fourth quarter of 2006 were $100.4 million compared with $102.9 million in 2005. Excluding the unfavorable impact of currency translation of $2.0 million, selling, general and administrative expenses decreased by 4.4% compared to the same period last year. The decrease in salaries and benefits resulting from the Company’s restructuring initiatives was partly offset by an increase in consulting fees for compliance procedures related to the Sarbanes-Oxley Act.

Depreciation and amortization expenses were $85.2 million in the fourth quarter of 2006 compared with $73.2 million in 2005. Excluding the unfavorable impact of currency translation of $1.6 million, depreciation and amortization increased by 14.2%. The increase compared to the same quarter last year was due to accelerated depreciation charges taken for equipment that will be decommissioned.

Management’s Discussion and Analysis	- 11 -

Securitization fees totaled $8.4 million for the fourth quarter of 2006 up from $7.7 million for the fourth quarter of 2005. The increase for the quarter was mainly due to higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

During the fourth quarter of 2006, the Company recorded impairment of assets, restructuring and other charges of $46.2 million, compared to $11.9 million last year. The amount for the quarter was mainly related to the closure and consolidation of facilities in North America and Europe as well as the impairment of long-lived assets in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

The Company did not record a goodwill impairment charge in 2006 whereas a $243.0 million goodwill impairment charge was recorded for the European segment in 2005.

Financial expenses were $39.4 million in the fourth quarter of 2006, compared to $27.8 million in 2005. The variance of $11.6 million was mainly explained by higher interest rates and a higher level of debt offset by net gains on foreign exchange.

Income tax recovery was $23.4 million in the fourth quarter of 2006 compared to an income tax expense of $9.6 million in 2005. Income tax recovery before impairment of assets, restructuring and other charges and goodwill impairment charge was $10.3 million in the fourth quarter of 2006 compared to an income tax expense of $21.5 million for the same period last year. The decrease in income tax expense in the fourth quarter of 2006 was mainly due to losses incurred in jurisdictions in which profits were generated in 2005.

For the fourth quarter ended December 31, 2006, the Company reported earnings per share of $0.03 compared to a loss per share of $1.64 in 2005. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $33.1 million or $0.25 per share compared with $243.0 million or $1.85 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, the fourth quarter of 2006 resulted in diluted earnings per share of $0.28 compared with $0.21 in the same period of 2005.

3.3 Quarterly trends

Selected Quarterly Financial Data (Continuing Operations) (in millions of dollars, except per share data)

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Revenues	$1,620.4	$1,546.2	$1,452.2	$1,467.5	$1,664.0	$1,577.2	$1,491.1	$1,551.0
Adjusted EBITDA	170.2	150.6	130.6	128.5	167.9	178.7	167.4	174.7
Adjusted EBIT	74.2	67.3	50.4	49.6	87.3	97.2	84.4	88.6
IAROC	46.2	11.6	31.4	22.1	11.9	17.2	31.8	33.3
Goodwill impairment charge	-	-	-	-	243.0	-	-	-
Operating income (loss)	28.0	55.7	19.0	27.5	(167.6)	80.0	52.6	55.3
Net income (loss) from continuing operations	11.6	19.2	(6.5)	6.3	(205.0)	30.9	9.5	15.8
Net income (loss)	11.4	18.9	(7.2)	5.2	(210.6)	29.7	2.0	16.3
Per Share Data
Earnings (loss)
Diluted	$0.03	$0.09	$(0.11)	$(0.04)	$(1.64)	$0.16	$-	$0.05
Adjusted diluted	$0.28	$0.17	$0.10	$0.09	$0.21	$0.28	$0.22	$0.27
Adjusted: Defined as before IAROC and before goodwill impairment charge								Figure 5
IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA trend

For all four quarters of 2006, the positive effects of restructuring initiatives did not translate into an increase of operating income. However, Adjusted EBITDA increased in the fourth quarter of 2006 compared to the same period in 2005 as a result of the benefits of improvement in operations, restructuring benefits, and cost reductions, which were partly offset by pricing and volume decline. Fourth quarter results were also less impacted by restructuring activities as they were reduced in the fourth quarter to ensure that the operations delivered on customer needs during the busiest period of the year. Overall performance for the last quarter of 2005 and the four quarters of 2006 was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press closures. In all four quarters of 2006, the Company continued to face difficult market conditions, resulting in price erosion worldwide, decreased volume in certain business groups and it continued to be affected by temporary inefficiencies related to the retooling and restructuring efforts.

Management’s Discussion and Analysis	- 12 -

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 5).

IAROC impact

Impairment of assets, restructuring and other charges have been a major focus of the Company’s cost reduction initiatives undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and will improve efficiency across the platform.

Goodwill impairment charge impact

On January 18, 2006, the Company announced the completion of its annual goodwill impairment test. The European reporting unit suffered from poor market conditions throughout 2005, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and a pre-tax impairment charge of $243.0 million was taken at December 31, 2005.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset the initial benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is in the process of consolidation, evidenced by several recent mergers. In addition to these pressures, the publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity with the deployment of next generation technology, in order to create an operating network capable to be highly competitive in this market.

3.4 Segment results

The following is a review of activities by segment. The operating analysis is before impairment of assets, restructuring and other charges and goodwill impairment charge. Also, the review focuses only on continuing operations.

Management’s Discussion and Analysis	- 13 -

North America

North American revenues for the fourth quarter of 2006 were $1,284.1 million, down 2.8 % from $1,321.7 million in 2005. On a full year basis, revenues were $4,821.7 million in 2006 compared to $4,881.1 million in 2005. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 2.3% in the fourth quarter and 2.0% on a full year basis mainly due to restructuring activities, plant closures, and lower prices.

Operating income and margin decreased in the fourth quarter of 2006 and on a full year basis in 2006 compared to 2005. This was a result of the pricing pressures and volume decrease compared to last year. Operating income was negatively impacted by temporary inefficiencies related to the installation and start-up of new presses, by temporary inefficiencies from plant and press closures, by the temporary inefficiencies of restructuring the network, and higher energy costs. Year-over-year, the North American workforce was reduced by 1,669 employees, or approximately 6.9%, and the benefits of this improvement will positively impact the Company in future quarters.

The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada and Other Revenues (Figure 6).

Magazine

Magazine revenues for the fourth quarter of 2006 were $243.8 million, down 7.0% from $262.2 million in 2005. On a full year basis, revenues were $949.4 million in 2006, down 6.0% from $1,010.4 million in 2005. Revenue decreased in the fourth quarter and on a full year basis due mainly to print volume decreases brought by restructuring, press shut downs, new press start-ups, the closure of the Brookfield facility (discussed below), temporary transfer of volumes during installations, upgrading and lower pagination from major publishers. Continued price erosion in the Magazine group also affected revenues for the last quarter of and the year 2006.

The Company’s U.S. Magazine transformation plan includes the installation of ten new presses at seven facilities, as well as additional investments in accompanying robotics and new bindery technology. Two of the presses were installed and operating in the fourth quarter of 2005, and seven additional presses have been installed and began operations during 2006. The Company has completed the installation of the tenth press in the first quarter of 2007. This process resulted in inefficiencies, which stemmed from closure of old presses and plants, the preparation, installation, and start-up of new equipment and the temporary redistribution of print volume to other facilities during the process.

The Company has recently announced a series of restructuring measures in connection with its U.S. Magazine transformation plan that will accelerate the restructuring and retooling, with an objective of finalizing the retooling earlier than planned. Therefore, the Company plans to concentrate the retooling in the first and second quarters of 2007. In January 2007, Quebecor World announced that it intends to close its facility in Lincoln, Nebraska in the second quarter of 2007. Furthermore, the Company consolidated its Cincinnati area magazine printing operations into one facility. This consolidation resulted in the closure of the Red Bank, Ohio facility during the fourth quarter of 2006. Finally, the Company completed the closure of a facility in Brookfield, Wisconsin in the third quarter of 2006. Quebecor World expects these measures to reduce costs, improve customer service, maximize asset utilization and increase efficiency. With the acceleration of the Lincoln plant closure, the retooling of the Magazine group will be completed by the end of the second quarter, with significant benefits in the third and fourth quarters.

Retail

Retail revenues for the fourth quarter of 2006 were $247.1 million, up 4.5% from $236.4 million in 2005. On a full year basis, revenues were $873.2 million in 2006, up 2.7% compared to $850.3 million in 2005. The increase in revenues for the quarter and the year is attributable to new customer contracts, higher volumes, and higher revenues from materials and paper sales. The volume growth was from new customers such as Brooks-Eckerd and existing customers including Wal-Mart, CVS and Kohl’s. The Company is the leader in North America in the retail insert market, and partners with the leading retailers. The Company received several awards in 2006, recognizing its performance, quality, service, and value, with the most notable award being the Wal-Mart Customer Service Supplier of the Year award to the retail division. Growth in the Retail group is also attributed to gains in productivity during the year 2006, in line with the execution initiative of Quebecor World’s five-point transformation plan.

Catalog

Catalog revenues for the fourth quarter of 2006 increased by 1.7% to $189.0 million, compared with $185.9 million in 2005. On a full year basis, revenues were $680.0 million in 2006, up 2.1% from $666.2 million in 2005. The slight increase in revenues for the fourth quarter was a result of increased paper and material sales partially offset by decreased volume and negative price pressures. The higher full year 2006 revenues were mainly attributable to volume growth due to the addition of new customers, such as Bass Pro Shops and Brookstone. Sales volume with several current key customers also increased in the Catalog group in 2006.

Management’s Discussion and Analysis	- 14 -

In line with the strategy to accelerate and to finalize the retooling in 2007, the Company announced in November 2006 the further consolidation of the actual platform into highly automated, more efficient facilities that will provide customers with a coast-to-coast, state-of-the-art catalog platform. The Company completed the closure of its facility in Elk Grove Village, Illinois in the first quarter of 2007, and is concentrating the restructuring and retooling into the first half of 2007, which will benefit the second half of 2007 and the future quarters. This accelerated closure should positively impact the later part of 2007, but should negatively impact the first and second quarters. This initiative is further discussed in the “Impairment of assets and restructuring initiatives” section.

In February 2007, the Company renewed a significant multi-year contract with Williams-Sonoma, Inc., to continue to print a majority of their catalog circulation. The renewal is a direct result of the Company’s investment in new technologies and its commitment to creating higher value for its customers through a complete offering of marketing solutions.

Book & Directory

Book & Directory revenues for the fourth quarter of 2006 were $159.2 million, down 12.0% from $180.9 million in 2005. For the year, revenues were $675.2 million in 2006, down 6.2% from $719.6 million in 2005. The decrease in quarterly revenues was due primarily to reduced book manufacturing capacity related to temporary inefficiencies resulting from the retooling plan, a plant closure, and the transfer of certain book production to Latin America, all resulting in lower volumes in the Book group. As part of this plan, the Company has proceeded with the closure of its plant in Kingsport, Tennessee, which was completed at the end of the third quarter of 2006. Directory revenues were essentially constant year-over-year, and down 3.7% for the fourth quarter due to a change in the paper contract pass through.

In April 2006, the Company announced its plan to reorganize and retool its Book platform in order to reduce fixed costs, reduce staff, improve customer service, maximize asset utilization, and increase efficiency. The plan provides for investments in new state-of-the-art equipment and the decommissioning or relocation of certain existing assets. As part of the reorganization, the Book group has continued to implement its retooling plan with the addition of two 64-page presses that are now fully operational. These presses, along with the two similar presses installed in the fourth quarter of 2005, will better serve clients, particularly where runs are short, time to market is the priority and quality performance is critical. Also, as an alternative to outsourcing in Asia, the Company offers a seamless and cost effective service for more labor-intensive products from its Latin American platform. In addition, Quebecor World intends to install two new presses for the mass-market segment of the Book industry in the first half of 2007 with an expected start-up in July 2007.

While the Company received only a fraction of the expected benefits from these efforts in 2006, permanent staffing levels across the Book Group are significantly lower than they were a year ago. These cost reductions and capital improvements have resulted in a more efficient platform that is positioned to deliver improved results in 2007.

In March 2007, the Company announced the signing of an exclusive multi-year agreement for the printing of mass market paperback books with Harlequin Enterprises Ltd. Quebecor World’s full-service solution for Harlequin Enterprises Ltd. ensures they receive a consistent and top-quality product, on-time to meet their precise onsale and subscriber distribution schedule. This volume will be printed on new presses that are part of the Company’s retooling program.

Direct

Direct revenues for the fourth quarter of 2006 were $98.9 million, up 8.9% from $90.9 million in 2005. On a full year basis, revenues were $367.9 million in 2006, up 4.8% from $351.0 million in 2005. Revenue increased in the fourth quarter due to attractive growth in the market and new volumes. On a full year basis, revenues increased due to a favorable change in product mix and higher paper sales, which were partly offset by decreased volumes from an important customer. Based on a leadership position in direct marketing, the Company increased its sales with key customers, such as Capital One, Pier One and American Express.

Canada

The Canadian business group operates mainly in the Retail, Magazine, Catalog and Directory markets. Canadian revenues for the fourth quarter of 2006 were $243.7 million, down 6.7% from $261.1 million in 2005. On a full year basis, revenues were $893.3 million in 2006, down by 2.1% from $912.2 million in 2005. The decrease in revenues for the quarter and the year are largely attributed to the impact of foreign exchange on the Canadian print market. Excluding the impact of currency translation and the effect of paper sales, revenues decreased by 5.2% for the last quarter of and by 5.0% for the full year 2006 compared to the same periods in 2005 due to reductions in market prices and volumes as a result of the impact of a negative move in exchange rates between the U.S. and Canada, and the general market conditions. The decrease in prices is mainly attributable to less favorable foreign exchange contracts on sales to U.S. customers as well as ongoing pricing pressures from major contractual customers. Volume was down in the fourth quarter, mostly due to decreased volume in Catalog and the sale of a facility in Quebec earlier this year. For the full year, the volume decrease is mainly due to lower Retail and Catalog volume combined with the sale of a facility in Quebec.

In October 2006, the Company signed a significant long-term directory printing agreement with Yellow Pages Group valued at more than CA$1 billion through the year 2020, which extends existing printing contracts in Eastern, Central and Western Canada and increases the volumes printed by Quebecor World.

Management’s Discussion and Analysis	- 15 -

Other Revenues

Other sources of revenues in North America include logistics and premedia.

Logistics revenues for the fourth quarter of 2006 were $90.0 million, down 3.0% from $92.8 million in 2005. On a full year basis, revenues were $335.0 million in 2006, up 4.3% from $321.2 million in 2005. The revenue decrease for the fourth quarter was attributable to a shift in product mix compared to the same period in the prior year. On a full year basis, the revenue increase is due to increased value based on the Company’s integrated end-to-end solution in providing value-added services, such as the services offered at the new Co-Mailing facility in Bolingbrook, Illinois. This new facility continued to produce increased revenues, volume and margin over prior year, supporting the strong growth. Overall, product mix compared to prior year improved with a shift towards higher margin services. These favorable impacts were coupled with cost containment and strategic cost savings initiatives, including more effective network utilization and strategic use of specific modes of transportation. Overall, logistics continues to deliver successes.

Building on its success and leadership in the co-mailing business, Quebecor World has ordered a third line to be installed in 2007, which will expand the Company’s co-mailing offering by 50% in the Bolingbrook facility. With postal rates accounting for a significant portion of Quebecor World’s customers total cost of catalog, magazine and retail circular, the co-mailing service offered by the Company offers a significant value to Quebecor World’s customers with significant reductions in their delivery costs.

Premedia revenues for the fourth quarter of 2006 were $14.0 million, down 7.8% from $15.2 million in 2005. On a full year basis, revenues were $55.6 million in 2006, down 4.6% from $58.3 million in 2005. The decrease in revenues for the fourth quarter was mostly attributable to a significant work mix change for a key customer that was partly offset by an increase in Book-page volume. On a full year basis, revenues were impacted by a decrease in volume and price erosion, which were partly offset by an overall positive change in work mix due to higher-value book-page composition and more retail and catalog creative work.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the fourth quarter of 2006 were $267.3 million, down 3.4% from $276.7 million in 2005. On a full year basis, revenues were $1,025.4 million in 2006, down 11.8% from $1,162.9 million in 2005. Excluding the impact of currency translation and paper sales, revenues were down 9.6% for the fourth quarter and 11.1% for the year 2006 compared to the same periods last year.

Overall, volume decreased in the fourth quarter and for the year 2006, mainly in France and in the United Kingdom. The implementation of the European retooling plan that began early in 2006 has continued to impact volume as a result of plant closures, press shutdowns, movement of customers within the Company’s network and temporary press start-up inefficiencies. Furthermore, France’s volume shortfall is due to the disposal of certain facilities in 2005 and in the first quarter of 2006, the shutdown of a facility in the second quarter of 2006 and the reduced gravure printing work, mainly in the Catalog and Retail markets. Volume of magazine sales in France was also impacted by the implementation of a new tax on distribution. Volume at the Corby facility in the United Kingdom continued to be negatively impacted by the non-renewal of a significant contract.

Despite the restructuring measures undertaken in many of the European segments, financial results for the quarter and full year 2006 were below 2005 results due to pricing issues brought on by the difficult economic conditions in most regions, but also because of an unfavorable product mix, namely in the United Kingdom, Austria and Belgium.

The operating income and margin for the European segment decreased in the fourth quarter and in the full year 2006 compared to the same periods in 2005. Operating income and margin for the fourth quarter 2006 were down in most countries but remained constant in Finland and Sweden. The negative variance in operating income and margin reflects the market conditions in Europe with high price pressures, and temporary inefficiencies experienced with the installation of new presses resulting in additional costs incurred. France was particularly affected in the last quarter of 2006 with disruptions caused by the announcement of the potential closure of the Lille facility. Year-over-year, the European workforce was reduced by approximately 17.2% or 806 employees.

As part of the European retooling plan, the Company is purchasing five new state-of-the-art printing presses. Two of these presses were installed in Austria and the United Kingdom and were in operation at the end of 2006. Another two presses were installed in Belgium and Spain and were operational in January 2007. The second press in Belgium was installed and operational in the first quarter of 2007, together with the new cylinder engraving facility.

The Company completed the shutdown of the Strasbourg, France facility in the second quarter of 2006. The closure was completed on time and within initial cost estimates. In March 2007, the Company announced the sale of its facility in Lille, France.

Management’s Discussion and Analysis	- 16 -

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the fourth quarter of 2006 were $68.8 million, up 6.5% from $64.5 million in 2005. On a full year basis, revenues were $239.3 million in 2006, down 1.0% from $241.7 million in 2005. Excluding the impact of foreign currency and paper sales, revenues for the fourth quarter of 2006 were up 2.4% compared to last year. For the twelve-month period of 2006, on the same basis, revenues remained essentially constant. Prices increased in the fourth quarter and year-to-date compared to 2005 as a result of a favorable impact of export sales. Overall volume decreased for the quarter on account of a change in product mix. The reduction in volume was offset by favorable pricing and cost reductions thereby eliminating any impact on operating income. On a full year basis, volume decreased as well as operating income and margin. The majority of the annual decreases are explained by volume shortfalls in Peru in relation to the economic slowdown in the second quarter of 2006 following the presidential election, but management worked towards recovering lost volume. In addition, volumes were down in Mexico due mainly to lower directory volume.

Approximately two years ago, the Company embarked on an initiative to further link the Latin American Book and Directory facilities with their North American counterparts to provide a low cost alternative to outsourcing in Asia to its overall customer base. Building on the success of this initiative in 2005, the Company announced, in April 2006, a plan to significantly enhance service to its global customers through improved integration of its North American and Latin American platforms. This involved the closure of a Book facility in the United States, as previously mentioned, and the redeployment of certain equipment to facilities in Mexico, Colombia and Peru. These regions are directly involved in this equipment transfer because of their strategic geographical location and competitive book manufacturing capabilities that enable publishers to receive North American quality and service at a reduced cost.

3.5 Impairment of assets and restructuring initiatives

As part of the Company’s plan to improve its performance, restructuring initiatives are undertaken to review operations in order to ensure facilities are producing optimal pressroom efficiencies and higher returns. Restructuring costs relate largely to plant closures, workforce reductions, and prior years’ initiatives. A description of these initiatives is given in the Notes to the Consolidated Financial Statements at December 31, 2006.

The 2006 restructuring initiatives affected 2,678 employees in total, of which 1,738 jobs have been eliminated as of December 31, 2006 and 940 are still to come. However, the Company estimated that 557 new jobs would be created in other facilities. The execution of prior years’ initiatives resulted in the elimination of 217 jobs for the twelve-month period ended December 31, 2006 and 52 are still to come.

As at December 31, 2006, the balance of the restructuring reserve was $46.9 million. The total cash disbursement related to this reserve is expected to be $42.3 million for the year 2007.

In January 2007, the Company announced its intention to close its facility in Lincoln, Nebraska in connection with its U.S. Magazine transformation plan. Customer volume will be transferred to other facilities in the Company’s U.S. magazine platform. The Company expects to complete the closure of the facility in the second quarter of 2007, affecting approximately 550 employees at the Lincoln, Nebraska facility. The Company expects to record a severance charge of approximately $4.2 million in connection with this closure in the first quarter of 2007.

The Company also announced in March 2007 that it had completed the sale of its facility in Lille, France. The Company had initially announced, in 2006, its intention to close the facility, which was comprised of four 2.10 meter gravure presses. Under the terms of the sale agreement, the facility will continue to operate two gravure presses and retain approximately 100 of the 230 employee positions. The facility will operate in markets that are non-core to the Company. The sale agreement, and the severance for the employees who are leaving the Company, have been established with the participation, co-operation and approval of the appropriate labor and government representatives. The Company expects to record a restructuring charge of approximately $4.4 million in the first quarter of 2007 in connection with this sale.

Management’s Discussion and Analysis	- 17 -

Reconciliation of non GAAP measures (In millions of US dollars, except per share data)
	2006	2005	2004
Operating Income from Continuing Operations- Adjusted

Operating income (“EBIT”)	$130.2	$20.3	$355.5
Impairment of assets, restructuring and other charges (“IAROC”)	111.3	94.2	115.6
Goodwill impairment charge	-	243.0	-

Adjusted EBIT	$241.5	$357.5	$471.1

EBIT	$130.2	$20.3	$355.5
Depreciation of property, plant and equipment(1)	308.4	308.1	334.5
Amortization of other assets(1)	30.0	27.3	27.0
Less depreciation and amortization from discontinued operations(2)	-	(4.2)	(10.4)
Operating income before depreciation and amortization (“EBITDA”)	$468.6	$351.5	$706.6

IAROC	111.3	94.2	115.6
Goodwill impairment charge	-	243.0	-

Adjusted EBITDA	$579.9	$688.7	$822.2

Earnings (loss) per share from Continuing Operations- Adjusted

Net income (loss) from Continuing Operations	$30.6	$(148.8)	$139.9
IAROC (3)	87.3	86.0	90.8
Goodwill impairment charge (net of income taxes of $10.9 million in 2005)	-	232.1	-
Adjusted net income from continuing operations	$117.9	$169.3	$230.7
Net income allocated to holders of preferred shares	34.0	39.6	37.5
Adjusted net income from continuing operations available
to holders of equity shares	$83.9	$129.7	$193.2

Diluted average number of equity shares outstanding (in millions)	131.4	131.8	132.6

Earnings (loss) per share from continuing operations
Diluted	$(0.03)	$(1.43)	$0.77
Adjusted diluted	$0.64	$0.98	$1.45

Free Cash Flow

Cash provided by operating activities	$236.0	$469.5	$487.8
Dividends on preferred shares	(43.1)	(39.6)	(38.8)
Additions to property, plant and equipment	(313.8)	(394.0)	(132.6)
Net proceeds from disposal of assets	82.5	16.4	3.0
Net proceeds from business disposals	28.5	66.9	-

Free cash flow (outflow)	$(9.9)	$119.2	$319.4
			Figure 7

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) As reported in Note 5 “Discontinued Operations and Other Disposals”

(3) Net of income taxes of $24.0 million in 2006, $8.2 million in 2005 and $24.8 million in 2004

Management’s Discussion and Analysis	- 18 -

Reconciliation of non GAAP measures
(In millions of US dollars, except per share data)
	2006	2005	2004
Debt-to-capitalization

Current portion of long-term debt	$30.7	$7.7	$11.7
Long-term debt	1,984.0	1,731.9	1,825.8
Convertible notes	117.7	115.5	112.6
Total debt	$2,132.4	$1,855.1	$1,950.1

Minority interest	1.3	0.6	8.3
Shareholders’ equity(1)	2,032.4	2,218.8	2,580.8

Capitalization	$4,166.1	$4,074.5	$4,539.2

Debt-to-capitalization	51:49	46:54	43:57
Total Debt and Accounts Receivable Securitization

Current portion of long-term debt	$30.7	$7.7	$11.7
Long-term debt	1,984.0	1,731.9	1,825.8
Convertible notes	117.7	115.5	112.6
Total debt	$2,132.4	$1,855.1	$1,950.1
Accounts receivable securitization	579.5	692.8	785.5
Total debt and accounts receivable securitization	$2,711.9	$2,547.9	$2,735.6

Minority interest	1.3	0.6	8.3
Shareholders’ equity(1)	2,032.4	2,218.8	2,580.8

Capitalization, including securitization	$4,745.6	$4,767.3	$5,324.7

Debt-to-capitalization, including securitization	57:43	53:47	51:49
Coverage Ratios from Continuing Operations

Adjusted EBITDA	$579.9	$688.7	$822.2
Financial expenses	$134.2	$119.0	$133.1
Loss on extinguishment of long-term debt	-	-	(2.0)
Financial expenses adjusted - Last 12 months	$134.2	$119.0	$131.1
Interest coverage ratio (times)	4.3	5.8	6.3

Total debt	$2,132.4	$1,855.1	$1,950.1

Debt-to-Adjusted-EBITDA ratio (times)	3.7	2.7	2.4
			Figure 7

(1) Prior periods amounts have been revised. See Note 1 to Consolidated financial statements.

Management’s Discussion and Analysis	- 19 -

Reconciliation of non GAAP measures
(In millions of US dollars, except per share data)

Three months ended December 31

	2006	2005
Operating Income from Continuing Operations- Adjusted
Operating income (“EBIT”)	$28.0	$(167.6)
Impairment of assets, restructuring and other charges (“IAROC”)	46.2	11.9
Goodwill impairment charge	-	243.0

Adjusted EBIT	$74.2	$87.3
EBIT	$28.0	$(167.6)
Depreciation of property, plant and equipment(1)	85.2	73.2
Amortization of other assets(1)	10.8	7.4
Operating income before depreciation and amortization
(“EBITDA”)	$124.0	$(87.0)
IAROC	46.2	11.9
Goodwill impairment charge	-	243.0
Adjusted EBITDA	$170.2	$167.9
Earnings (loss) per share from Continuing Operations- Adjusted
Net income (loss) from Continuing Operations	$11.6	$(205.0)
IAROC (2)	33.0	10.9
Goodwill impairment charge (net of income taxes of $10.9 million in 2005)	-	232.1
Adjusted net income from continuing operations	$44.6	$38.0
Net income allocated to holders of preferred shares	7.6	10.2
Adjusted net income from continuing operations available
to holders of equity shares	$37.0	$27.8

Diluted average number of equity shares outstanding (in millions)	131.6	131.0

Earnings (loss) per share from continuing operations
Diluted	$0.03	$(1.64)
Adjusted diluted	$0.28	$0.21
		Figure 8

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) Net of income taxes of $13.2 million in 2006 and $1.0 million in 2005

Management’s Discussion and Analysis	- 20 -

4.  Liquidity and capital resources

4.1  Operating activities

Cash provided by operating activities ($ millions)	Years ended December 31
	2006	2005
	$236.0	$469.5

Cash flow from operating activities was $236.0 million in 2006, compared to $469.5 million in 2005. The decrease was mainly attributable to lower Adjusted EBITDA in 2006, a reduction in net income tax payable balances and a decrease in pension liabilities.

The deficiency in working capital was $76.0 million at December 31, 2006, compared to $100.4 million at December 31, 2005. The change is due mainly to an increase in trade receivables net of securitization and in income tax receivables that were partly offset by an increase in trade payables and accrued liabilities. The Company manages its trade payables in order to take advantage of prompt payment discounts. Also, the Company maximizes the use of its accounts receivable securitization program, since the cost of these programs is lower than that of its credit facility. The amount of trade receivables under securitization varies from month to month, based on the previous month’s volume (for example, December securitization is based on receivables at the end of November).

4.2  Financing activities

Cash provided by (used in) financing activities ($ millions)	Years ended December 31
	2006	2005
	$0.7	$(250.9)

On December 29, 2006, Quebecor World purchased at par $54.5 million of Senior Private Notes, pursuant to a tender offer announced on November 30, 2006. In total, the Company repurchased $36.0 million in aggregate principal amount of the Senior Notes 8.54% and 8.69%, and $18.5 million of the Senior Notes 8.42% and 8.52%.

On December 18, 2006, the Company issued at par $400.0 million aggregate principal amount of 9.75% Senior Notes due January 15, 2015. The net proceeds from the issuance of the 9.75% Senior Notes were $392.4 million and were used to early discharge in full the $150.0 million Senior Debentures (7.25%), maturing in January 2007, plus accrued interest and for general corporate purposes, including the reduction of other indebtedness and the completion of the $54.5 million tender offer in December 2006 mentioned above.

On July 28, 2006 Quebecor World entered into an agreement to arrange a lease financing of printing presses and related equipment currently being installed in various facilities in North America. On December 19, 2006, the Company received $69.7 million in funding under the lease agreement, of which $20.1 million is included in long-term debt. The Company expects to receive an additional amount of $15.9 million under this program in 2007.

The 7.20% Senior Notes for a principal amount of $250.0 million matured on March 28, 2006. On March 6, 2006, the Company issued at par $450.0 million aggregate principal amount of 8.75% Senior Notes due March 15, 2016. Net proceeds from the issuance of the 8.75% Senior Notes were $442.7 million and were used to repay in full the 7.20% Senior Notes and for general corporate purposes, including the reduction of other indebtedness.

On January 16, 2006, the Company announced it had concluded an agreement for the Canadian dollar equivalent of a EUR 136.2 million long-term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. The unsecured facility will be drawn over two years and will be repaid over the next ten years. At December 31, 2006, the drawings under this facility amounted to CA$118.0 million ($101.3 million), bearing interest at 4.60%.

The Company’s Series 4 Redeemable First Preferred Shares were redeemable at the option of the Company on and after March 15, 2006. On April 18, 2006, in accordance with provisions applicable to these shares, the 8,000,000 shares were redeemed at CA $25.2185 per share. This price represents CA$25.00 per share (for a total amount of CA$200.0 million ($175.9 million)) plus accrued dividends of CA$0.2185, accruing as of and from March 1, 2006. These shares were redeemed using the Company’s revolving bank facility.

The Company’s normal course issuer bid expired on May 12, 2006. A total of 2,438,500 Subordinate Voting Shares were repurchased under this program and the Company did not repurchase any Subordinate Voting Shares after August 12, 2005.

On November 7, 2006, the Company suspended the dividend on Multiple and Subordinate Voting Shares. This action was taken in light of the Company’s current investment program in North America and Europe, and with a view to strengthening the Company’s balance sheet. Previously, on January 18, 2006, the Board of Directors had approved a reduction of the quarterly dividend on the Multiple and Subordinate Voting Shares to $0.10 per share from $0.14 per share.

Management’s Discussion and Analysis	- 21 -

4.3  Investing activities

Cash used in investing activities ($ millions)	Years ended December 31
	2006	2005
	$(217.9)	$(274.6)

Additions to property, plant and equipment

In 2006, the Company invested $313.8 million in capital projects, compared to $394.0 million in 2005. Of that amount, approximately 81% (89% excluding building purchases) was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of the Company’s structure. In 2005, the organic growth spending amounted to 80%.

Key expenditures in 2006 included approximately $88.4 million in North America and $67.4 million in Europe as part of the strategic retooling plans and a customer related project. The Company also invested $28.5 million for building and land purchases in Recife, Brazil; Mexico DF, Mexico and in Olive Branch, Tennessee. Other notable projects relate to bindery equipment upgrades to improve North American efficiency and equipment redeployment in Latin America to increase capacity.

Proceeds from business disposals and disposal of assets

In January 2006, the Company received $17.4 million in consideration for the sale of its interest in a subsidiary of its non-core commercial printing group in Canada in December 2005.

In March 2006, the Company received $8.5 million for its promissory note receivable (net of a $1.2 million closing working capital adjustment) in connection with the sale in November 2005, of the operating assets of some units of its non-core commercial printing group in the United States.

In 2006, proceeds on disposal of assets amounted to $82.5 million compared to $16.4 million in 2005. Of this amount, $49.6 million related to the equipment lease financing discussed in the “Financing Activities” section. Assets sold in connection with this transaction included four presses and auxiliary equipment, acquired in connection with the U.S strategic retooling plan, and other bindery equipment. Furthermore, this disposal included equipment acquired in 2006 amounting to approximately $16.5 million, of which $4.7 million related to equipment included in the U.S strategic retooling plan.

5.  Financial position

5.1  Free cash flow

Free cash flow (outflow) ($ millions)	Years ended December 31
	2006	2005
	$(9.9)	$119.2

The Company reports free cash flow because it is a key measure used by management to evaluate its liquidity (Figure 7). Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The decrease in free cash flow was due mainly to a significant decrease in operating cash flows and a decrease in proceeds from business disposals. The decrease was partly offset by a reduction in capital expenditures, which remained significant in 2006, but to a lesser extent, reflecting the advancement of the retooling initiative of the Company’s five-point transformation plan. This trend is expected to continue through 2007 as the Company completes its retooling plan.

5.2  Financial ratios, financial covenants and credit ratings

Financial ratios

The key financial ratios used by management to evaluate the Company’s financial position are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio, and the debt-to-capitalization ratio. Calculations of key financial ratios are presented in Figure 7. For the year ended December 31, 2006, the debt-to-capitalization ratio was 51:49, compared to 46:54 in 2005. As at December 31, 2006, total debt plus accounts receivable securitization was $2,711.9 million, $164.0 million higher than last year.

Management’s Discussion and Analysis	- 22 -

Financial covenants

The Company is subject to certain financial covenants in some of its major financing agreements. Concurrent with the offering of $400.0 million aggregate principal amount of 9.75% Senior Notes (as discussed in the “Financing activities” section), the Company obtained temporary accommodation of certain covenants under its bank credit facilities in order to provide itself with greater financial flexibility. There can be no assurance that, in the event the Company requires similar accommodations in the future, as a result of weaker than expected financial performance or otherwise, Quebecor World will obtain such accommodations or be able to renegotiate the terms and conditions of the Company’s financing agreements and securitization programs, which would in turn require the Company to redeem, repay or repurchase its obligations prior to their scheduled maturity.

As at December 31, 2006, the Company was in compliance with all significant debt covenants.

Credit ratings

As at March 3, 2007, the following credit ratings applied to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody’s Investors Service	B2
Standard and Poor’s	B+
Dominion Bond Rating Service Limited	BB

On August 9, 2006, Dominion Bond Rating Service Limited lowered the credit rating from BB (high) to BB. On September 28, 2006, Standard & Poor’s lowered the credit rating from BB- to B+. On October 18, 2006, Moody’s Investors Service reinstated the corporate rating to Quebecor World Inc. from Quebecor World (USA) Inc. and lowered the credit rating from Ba3 to B1. On December 7, 2006, Moody’s Investors Service lowered the credit rating from B1 to B2. The Company’s future borrowing costs may increase as a result of these rating changes.

5.3  Contractual cash obligations

Contractual Cash Obligations ($millions)

						2012 and
	2007	2008	2009	2010	2011	thereafter	Total
Long-term debt and	$26.6	$214.7	$226.8	$183.4	$11.9	$1,444.1	$2,107.5
convertible notes
Capital leases	4.1	3.1	7.9	1.4	2.1	6.3	24.9
Interest payments on long-term
debt, convertible notes and capital
leases(1)	159.9	158.5	135.3	126.4	118.0	380.8	1,078.9
Operating leases	158.3	61.7	48.4	30.1	20.7	78.5	397.7
Capital asset purchase
commitments	26.6	-	-	-	-	-	26.6
Total contractual cash obligations	$375.5	$438.0	$418.4	$341.3	$152.7	$1,909.7	$3,635.6
							Figure 9

(1)   Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at December 31, 2006.

The Company has major operating leases where it will pay to purchase the underlying equipment (presses and binders) at the end of the term, and it has historically acquired most of the equipment when it is used for production. Some of these major operating leases are expiring in 2007 with a terminal value of $74.8 million, of which $44.4 million is guaranteed. The total terminal value of these leases expiring between 2009 and 2013, is approximately $48.1 million.

The Company monitors the funded status of its pension plans very closely. During the year ended December 31, 2006, the Company made contributions of $82.5 million ($50.4 million in 2005), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $59.8 million for 2007.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

Management’s Discussion and Analysis	- 23 -

6.  Off-balance sheet arrangements and other disclosures

6.1  Off-balance sheet arrangements

Guarantees

In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying item that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

The Company has provided significant guarantees to third parties including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees was $60.1 million. Of this amount, $55.0 million will expire in 2007. The Company recorded a liability of $7.9 million associated with these guarantees at December 31, 2006.

Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2007 and 2008. If the sub-lessee defaults under the agreements, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure under these guarantees was $2.6 million. As at December 31, 2006, the Company did not record a liability associated with these guarantees, other than that provided for under unfavorable leases of $1.2 million, since it was not likely at that time that the sub-lessee would default under the agreement, and that the Company would thus be required to honor the initial obligation. Recourse against the sub-lessee is also available, up to the total amount due.

Business and real estate disposals

In connection with certain dispositions of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the Consolidated Balance Sheets with respect to these indemnification guarantees as at December 31, 2006. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and, would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligations of some of its U.S. subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation, relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of some of its U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide a limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions, which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the Consolidated Balance Sheet with respect to this item.

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2006, the letters of credit amounted to $89.2 million. The Company has not recorded an additional liability with respect to these letters of credit, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit instruments mature at various dates in 2007.

Management’s Discussion and Analysis	- 24 -

Sales of trade receivables

The Company is a party to securitization agreements to sell with limited recourse, and on a revolving basis, a portion of its Canadian, U.S., and European trade receivables, to unrelated trusts. The program limits under each of the Canadian, U.S. and European securitization programs are CA$135.0 million, $408.0 million ($459.0 million during peak season) and EUR 153.0 million, respectively. The amounts outstanding under each program as at December 31, 2006 were CA$89.0 million ($76.4 million), $374.0 million and EUR 97.9 million ($129.1 million), respectively, (CA$100.0 million ($86.0 million), $467.0 million and EUR 118.0 million ($139.8 million), respectively as at December 31, 2005). Consistent with its U.S. securitization agreement, the Company sells all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

As at December 31, 2006, the Company had a retained interest in the trade receivables sold of $223.0 million ($132.9 million at December 31, 2005), which is recorded in the Company’s trade receivables. As at December 31, 2006, an aggregate amount of $802.5 million ($825.7 million in 2005) of accounts receivable had been sold under the three programs, and securitization fees totaled $31.0 million for 2006 ($23.8 million for 2005). Servicing revenues and expenses did not have a material impact on the Company’s results.

On October 20, 2006, the Company amended and extended the availability of its U.S. securitization program for a 3-year period through to August 28, 2009, increasing the liquidity horizon of the program. The program has been reduced to $408.0 million to take into account the sale of the Company’s North American non-core printing facilities in the second half of 2005. A seasonal peak limit of $459.0 million was also added to the program to permit greater utilization during peak volume periods of the year.

On July 31, 2006, the Company amended and extended its European securitization program for a three-year period through to May 29, 2009, increasing the liquidity horizon of the program.

The Company is subject to certain requirements under the securitization programs. In conjunction with the credit facility amendments of December 2006, the Company similarly modified certain covenants of the U.S. and European securitization programs. The Company was in compliance with all its covenants under the agreements governing its securitization programs as of December 31, 2006.

The Company is subject to other covenants typically found in securitization agreements. If such other covenants fail to be maintained, one or more of the securitization agreements could be terminated. If a termination event were to occur based on failure to meet one of these other covenants, the Company believes that it would be able to meet its cash obligations from other financing sources, such as its revolving bank facility, the issuance of debt or the issuance of equity.

Leases

The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2018 and for which undiscounted minimum lease payments total $397.7 million as at December 31, 2006. The minimum lease payments for the year 2006 were $71.4 million. Of the total minimum lease payments, approximately 50% was for machinery and equipment. The Company has guaranteed a portion of the total residual values for a maximum exposure of $60.1 million.

6.2  Financial instruments

Fair Value of Derivative Financial Instruments (Continuing Operations) ($ millions)

	2006		2005
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$-	$(7.5)	$-	$(10.4)
Foreign exchange forward contracts	(12.7)	(15.5)	4.7	15.5
Cross currency interest rate swaps	-	-	3.6	3.6
Commodity swaps	(1.4)	(13.7)	(0.1)	(0.5)
				Figure 10

The Company uses a number of financial instruments including: cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes. The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term debt and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

Management’s Discussion and Analysis	- 25 -

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative purposes and adheres to a financial risk management policy.

The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company uses interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. Contracts outstanding at December 31, 2006 had a notional value of $200.0 million and expire in 2008. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was an expense of $4.0 million for 2006 and $0.9 million for 2005.

The Company enters into foreign exchange forward contracts to hedge foreign denominated sales and related receivables, debt, and equipment purchases. The contracts outstanding at December 31, 2006 had a notional value of $619.4 million and expire in 2007 and 2011. The foreign exchange gains and losses are recognized as an adjustment to the corresponding revenues, financial expenses and cost of equipment when the transaction is recorded. The total amounts recorded to these accounts for 2006 for these contracts were revenues of $13.2 million for foreign-denominated sales, and a loss of $1.3 million for other foreign-denominated transactions (revenues of $29.5 million, and a loss of $1.4 million, respectively, for 2005). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 24% and 18%, respectively in 2006. The forward contracts used to manage exposure to currency fluctuations with respect to these foreign-denominated sales and related receivables were settled with highly favorable results in the current year. As the Company enters into 2007, it expects a lower level of revenues in its mitigation of exchange rate risk from foreign exports as a result of having fewer hedges in place and less favorable rates compared to 2006.

The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge foreign denominated asset exposures. The contracts outstanding comprised only of forward contracts at December 31, 2006 had a notional value of $551.7 million expiring in 2007. The foreign exchange gains and losses on such foreign denominated assets are recorded to income. The changes in the fair values of the derivative instruments are also recorded to income to compensate the foreign exchange gains and losses on the translation of the foreign denominated assets. The total adjustment recorded to derivative gain or loss related to these contracts for 2006 was a loss of $28.4 million (a gain of $48.0 million for 2005).

The Company also enters into commodities swap contracts to hedge certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at December 31, 2006 covered a notional quantity of 1,585,000 gigajoules in Canada and 8,005,000 MMBTU in the United States and expire between January 2007 and December 2009. For contracts qualifying and designated as cash flow hedges, the total adjustment to gas cost for 2006 was a loss of $10.4 million (gain of $7.6 million in 2005). For contracts outstanding for which hedge accounting is not applied, the portion of the change in the contracts’ fair values recorded to derivative gains or losses was a loss of $1.3 million for 2006 (loss of nil for 2005).

While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

Realized and unrealized gains or losses associated with derivative instruments designated in a qualified hedge that have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For 2006, the total amount deferred as a liability in relation to terminated derivative instruments was $4.9 million ($6.7 million for 2005) and the total amount recognized as income was $1.7 million ($2.3 million for 2005).

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (Figure 10).

Management’s Discussion and Analysis	- 26 -

6.3  Related party transactions

Related Party Transactions ($ millions)

	Years ended December 31
	2006	2005	2004
Companies under common control:
Revenues	$66.3	$64.9	$52.1
Selling, general and administrative expenses	13.6	17.6	9.1
Management fees billed by Quebecor Inc.	4.8	4.5	4.2
			Figure 11

The Company has entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company’s media subsidiaries involved mostly printing of magazines.

In 2006, the Company transferred the benefit of a deduction for Part VI.I tax to a company under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced the Company’s available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount.

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2006, the cumulative services registered by Nurun, under this agreement, amounted to $18.3 million.

The Company is currently in discussion with its sister company, Quebecor Media Inc., regarding the joint use of assets, in particular printing equipment located in Islington, Ontario and Mirabel, Quebec. Agreements are expected to be entered into before the end of the second quarter. As of December 31, 2006, the Company had invested CA$25.6 million ($22.0 million) in these assets.

6.4  Outstanding share data

Figure 12 discloses the Company’s outstanding share data as at March 3, 2007.

Outstanding Share Data ($ millions and thousands of shares)

	March 3, 2007
	Issued and	Book value
	outstanding shares
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	84,742	1,146.8
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 5	7,000	113.9
		Figure 12

As of March 3, 2007, a total of 7,801,465 options to purchase Subordinate Voting Shares were in circulation, of which 3,072,461 were exercisable.

6.5  Controls and procedures

Disclosure controls and procedures

Quebecor World’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Discussion and Analysis	- 27 -

As of December 31, 2006, an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of Quebecor World’s disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that as a result of the material weakness in Quebecor World’s internal control over financial reporting discussed below, the disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management’s Report on Internal control over financial reporting

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness, as defined under standards established by the Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard No. 2, is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected.

The Company did not maintain effective processes and controls over the determination of the impairment of long-term assets. Specifically, it did not identify, communicate and document sufficiently in its analysis financial information that could impact the impairment of assets, restructuring and other charges account.

This deficiency resulted in immaterial errors that were identified and corrected prior to issuance of the Company's 2006 Consolidated Financial Statements. However, this deficiency could have resulted in material non-cash adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim Consolidated Financial Statements would not be prevented or detected.

Because of the material weakness described above, management has concluded that as of December 31, 2006, the Company's system of internal control over financial reporting was not effective. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the year ending December 31st, 2006.

Remediation Plans

The Company has already started and will continue remediation plans to address the material weakness by enhancing and implementing additional changes to its impairment of long-term assets processes. The following are steps that the Company is taking to remedy the conditions leading to the above stated material weakness:

•     Develop and deploy a more exhaustive checklist to identify, capture and communicate the required information and documentation;

•      Continue to implement additional controls to identify, capture and timely communicate financial information to apply the Company's policy pertaining to the impairment of long term assets;

•                 Continue to improve its forecasting systems

•                 Provide finance training for managers, process owners and accounting personnel.

It should be noted that management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Quebecor World’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management’s Discussion and Analysis	- 28 -

7.  Critical accounting estimates and accounting policies

7.1  Critical accounting estimates

The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations.

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting estimates which affect the Consolidated Income statement and Consolidated Balance Sheet line items are summarized below:

Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate item in the income statement before discontinued operations.

Based on the results of the latest impairment test performed, no goodwill impairment charge was recorded in 2006 ($243.0 million goodwill impairment charge for the European reporting unit was recorded in 2005). Management will continue to remain alert for any indicators signaling that the fair value of a reporting unit could be below book value and will assess goodwill for impairment as appropriate.

Impairment of long-lived assets

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment is based on the amount by which the carrying amount of group of assets exceeds its fair value. Fair value is determined using accepted valuation techniques such as quoted market prices, when available, or an estimate of discounted future cash flows.

The Company recorded a total impairment charge of $33.0 million in the year ended December 31, 2006 based on the results of these tests. Although management concluded that at December 31, 2006, no further impairment charges were required other than those discussed above, the Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable. In the event that such a situation is identified or that actual results differ from management’s estimates, an additional impairment charge could be necessary.

Management’s Discussion and Analysis	- 29 -

Pension and other postretirement benefits

Weighted average assumptions used in the

measurement of the Company’s pension benefits

	2006	2005

Accrued benefit obligation as of December 31:
Discount rate	5.6%	5.4%
Rate of compensation increase	3.4%	3.4%
Benefit costs for year ended December 31:
Discount rate	5.4%	6.0%
Expected return on plan assets	7.6%	7.6%
Rate of compensation increase	3.4%	3.4%
		Figure 13

The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company’s various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 13) and the health care cost trend rate.

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected Canadian employees had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhere to the new Group RRSP. A $3.8 million curtailment charge was recorded in 2006. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. A $5.5 million curtailment gain was recorded in 2006.

The discount rate assumption used to calculate the present value of the plans’ projected benefit payments was determined using a measurement date of September 30, 2006 and based on yields of long-term high-quality fixed income investments.

The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 65% for equity and 35% for fixed income securities and cash.

The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

For postretirement benefits, the assumptions related to the health care cost trend rate are based on increases experienced by plan participants in recent years and national average cost increases.

The Company believes that the assumptions are reasonable based on information currently available; however, in the event that actual outcome differs from management’s estimates, the provision for pension and postretirement benefit expenses and obligations may be adjusted.

Health care costs

The Company provides health care benefits to employees in North America and covers approximately 70% to 75% of the costs under these employee health care plans. The Company actively manages its health care spending with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. Health care costs continued to increase in 2006. However, due to a change in the workforce combined with positive experience from changes made in plan design in 2005, the Company’s healthcare costs increase has been kept to a minimum. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year’s liability.

Management’s Discussion and Analysis	- 30 -

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers who have filed for bankruptcy protection under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. The allowance is reassessed on a quarterly basis.

Income taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available.

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements. In determining its provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The Company regularly reviews the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, the Company could be required to reduce or increase the value of the future income tax assets or liabilities resulting in income tax expense or recovery. The Company’s tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to Government audits, which both could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Workers’ compensation

U.S. workers’ compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims.

The liability provision of such self-insurance is estimated based on reserves for claims that are established by an independent administrator and the provision is adjusted annually to reflect the estimated future development of the claims using Company specific factors provided by its actuaries. The adjustment is recorded in income or expense.

While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management’s estimates, the provision for U.S. workers’ compensation costs may be adjusted.

The Company also maintains third-party insurance coverage against U.S. workers’ compensation claims, which could be unusually large in nature as discussed in the "Risks and uncertainties related to the Company's business" section hereafter.

7.2  Change in accounting policy – Evaluation of misstatement policy

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the CICA Handbook. The Company applied a methodology consistent with that of the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). The Company will now quantify the effect of prior-year misstatements on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its Consolidated Balance Sheet as at December 31, 2005 and adjusted its closing retained earnings in 2003 in the consolidated statements of retained earnings by $31.8 million. There was no impact on the consolidated statements of income and cash flows nor on the earnings per share for the years ended December 31, 2006, 2005 and 2004. The adjustments related to misstatements which arose mainly in 2001 and in prior years. The adjustments are comprised of (i) a reduction of $8.4 million to work in process to consistently apply the revenue recognition policy throughout the platforms for work not completed at year-end, (ii) an increase of other liabilities by $17.0 million ($11.0 million net of tax) resulting from the assessment of the sales process by the management, and (iii) an increase of future income tax liability by $12.4 million, which reflects the impact of an understatement in future income tax liability.

Management’s Discussion and Analysis	- 31 -

7.3 Future accounting developments

The CICA has issued the following new Handbook sections:

Section 3855, Financial Instruments – Recognition and Measurement, which sets forth standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also sets forth standards for reporting gains and losses on financial instruments. Section 3865, Hedges, is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship, specifying the application of hedge accounting and the information that is to be reported by the entity. Section 1530, Comprehensive Income, sets forth a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income. These standards will be applied in the first quarter of 2007 for the Company.

8. Risks and uncertainties related to the Company’s business

The Company urges all current and potential investors to carefully consider the risks described below, the other information contained in this MD&A and other information and documents filed by the Company with the appropriate securities regulatory authorities before making any investment decision with respect to any of the Company’s securities. The risks and uncertainties described below are not the only ones the Company may face.

Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems to be immaterial may also become important factors that affect it. If any of the following risks actually occurs, the Company’s business, cash flow, financial condition or results of operations could be materially adversely affected.

The Company monitors on a regular basis the risks described below.

8.1 Risks relating to the Company’s business

The Company’s revenue is subject to cyclical and seasonal variations and prices of, and demand for, its printing services may fluctuate significantly based on factors outside of the Company’s control

The business in which the Company operates is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets it serves, as well as by local, regional, national and global economic conditions. The business operations are seasonal, with the majority of its historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company’s cash flows and results of operations.

Quebecor World is unable to predict market conditions and only has a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each have declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on the Company’s business growth, results of operations and liquidity.

The Company operates in a highly competitive industry

The industry in which the Company operates is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The Company competes for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if the Company’s smaller customers are consolidated with larger companies utilizing other printing companies, the Company could lose its customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on the Company’s part to compete effectively in the markets it serves could have a material adverse effect on the results of its operations, financial condition or cash flows and could require change to the way the Company conducts business or reassesses strategic alternatives involving its operations.

The Company will be required to make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase its costs or disrupt its operations

Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant capital in improving production technologies. If the Company cannot

Management’s Discussion and Analysis	- 32 -

obtain adequate capital or does not respond adequately to the need to integrate changing technologies in a timely manner, its operating results, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

A significant portion of the Company’s revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could significantly adversely affect the Company’s operating results, financial condition and cash flows

The Company derives a significant portion of its revenues from long-term contracts with important customers. If Quebecor World is unable to renew such contracts on similar terms and conditions, or at all, or if it is not awarded new long-term contracts with important customers in the future, its operating results, financial condition and cash flows may be adversely affected.

The Company may be adversely affected by increases in its operating costs, including the cost and availability of raw materials and labor-related costs

The Company uses paper and ink as its primary raw materials. The price of such raw materials has been volatile over time and may cause significant fluctuations in its net sales and cost of sales. Although the Company uses its purchasing power as one of the major buyers in the printing industry to obtain favorable prices, terms, quality control and service, it may nonetheless experience increases in the costs of its raw materials in the future, as prices in the overall paper and ink markets are beyond the Company’s control. In general, the Company has been able to pass along increases in the cost of paper and ink to many of its customers. If Quebecor World is unable to continue to pass any price increases on to its customers, future increases in the price of paper and ink would adversely affect its margins and profits.

Due to the significance of paper in its business, the Company is dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in the Company’s business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although the Company generally has not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of the Company’s revenues or profits to decline.

Labor represents a significant component of the Company’s cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact the Company’s financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts the Company is required to contribute to the pension plans that it sponsors and may affect the solvency of such pension plans.

The demand for the Company’s products and services may be adversely affected by technological changes

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media, as an alternative to print materials, may decrease the demand for the Company’s printed products or result in reduced pricing for its printing services.

The Company may be adversely affected by strikes and other labor protests

As of today, Quebecor World has 51 collective bargaining agreements in North America. Furthermore, 11 collective bargaining agreements are under negotiation (10 of these agreements expired in 2006 and 1 expired prior to 2006). 2 of the agreements under negotiation, covering approximately 500 employees, are first-time labor agreements. In addition, 9 collective bargaining agreements, covering approximately 1,400 employees, will expire in 2007. The Company has approximately 22,300 employees in North America, of which approximately 7,300 or approximately 33%, are unionized. Currently, 72 of the Company’s plants and related facilities in North America are non-unionized. The Company also has approximately 2,200 employees in Latin America of which the majority are either governed by agreements that apply industry wide or by a collective agreement. The Company has approximately 4,300 employees in Europe. The Company’s facility in the United Kingdom is unionized, while labor relations with employees in the Company’s other European facilities are governed by agreements that apply industry-wide and that set minimum terms and conditions of employment. While relations with the Company’s employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt the Company’s operations and result in a material adverse impact on its financial condition, operating results and cash flows, which could force the Company to reassess its strategic alternatives involving certain of its operations.

Management’s Discussion and Analysis	- 33 -

The Company may be adversely affected by interest rates, foreign exchange rates and commodity prices

The Company is exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of the Company’s operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of the Company’s non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into the Company’s financial statements. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. The Company cannot be sure, however, that its efforts at hedging will be successful. There is always a possibility that attempts to hedge currency, interest rate and commodity risks will lead to higher costs than would be the case if it were unhedged.

There are risks associated with the Company’s operations outside the United States and Canada

The Company has significant operations outside the United States and Canada. Revenues from its operations outside the United States and Canada accounted for approximately 21% of the Company’s revenues for the year ended December 31, 2006. As a result, the Company is subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of the Company’s business strategy.

Increases in fuel and other energy costs may have a negative impact on the Company’s financial results

Fuel and other energy costs represent a significant portion of the Company’s overall costs. The Company may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to its customers. In that instance, increases in fuel and other energy costs, particularly resulting from increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact the Company’s operating results, financial condition or cash flows.

The Company’s printing and other facilities are subject to environmental laws and regulations, which may subject the Company to material liability or require the Company to incur material costs

The Company uses various materials in its operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, the Company’s operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, the Company is subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, the Company is also subject to environmental regulation requiring an appropriate response to such an event. Permits are required for the operation of certain of the Company’s businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

The Company’s operations generate wastes that are disposed of off-site. Under certain environmental laws, the Company may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at its existing or former facilities, whether or not the Company knew of, or was responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from its current or former locations may subject the Company to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect its ability to sell or rent its properties or to borrow money using such properties as collateral.

The Company expects to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring its facilities for environmental conditions. The Company takes reserves on its financial statements to cover potential environmental remediation and compliance costs as it considers appropriate. However, there can be no assurance that the liabilities for which the Company has taken reserves are the only environmental liabilities relating to its current and former locations, that material environmental conditions not known to the Company do not exist, that future laws or regulations will not impose material environmental liability on the Company, or cause the Company to incur significant capital and operating expenditures, or that the Company’s actual environmental liabilities will not exceed its reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect its operating results and financial condition.

The Company could be adversely affected by health and safety requirements

The Company is subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on the Company’s financial condition or results of operations. The Company cannot assure investors that it has been or that it will be at all times in complete compliance with all such requirements or that it will not incur material costs or liabilities in connection with those requirements in the future.

Management’s Discussion and Analysis	- 34 -

Acquisitions have contributed to growth in the Company’s industry and will continue to do so, making the Company vulnerable to financing risks and the challenges of integrating new operations into its own

Due to fragmentation in the commercial printing industry, growth in the Company’s industry will continue to depend, in part, upon acquisitions, and the Company may consider making strategic or opportunistic acquisitions in the future. The Company cannot assure investors that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into its operations or that it will fully realize the intended results of any acquisitions. The Company may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. The Company cannot provide any assurance that it will be able to obtain any such financing upon acceptable terms. While the Company continuously evaluates opportunities to make strategic or opportunistic acquisitions, it has no present commitments or agreements with respect to any material acquisitions.

The Company is controlled by Quebecor Inc.

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 84.6% of the voting interest in the Company. As a result, Quebecor Inc. is able to exercise significant influence over the Company’s business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of the Company's equity and debt securities.

8.2       Additional risks relating to the Company’s debt securities

The Company’s indebtedness and significant interest payment obligations could adversely affect its financial condition and prevent it from fulfilling its obligations under its various outstanding notes, debentures and other debt securities

The Company’s and its consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2006, the Company and its consolidated subsidiaries have a total debt of $2,132.4 million. The Company’s credit facilities, the indentures governing its various notes, debentures and other debt securities and the terms and conditions of its other existing indebtedness will permit the Company or its consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. As of December 31, 2006, the Company and its consolidated subsidiaries have approximately $957.8 million in undrawn commitments under its credit facilities. To the extent the Company incurs new indebtedness, the risks discussed above will increase.

The Company’s degree of leverage could have significant consequences, including the following:

•                  make it more difficult for the Company to satisfy its obligations with respect to its various outstanding debt securities;

•                  increase the Company’s vulnerability to general adverse economic and industry conditions;

•                  require the Company to dedicate a substantial portion of its cash flows from operations to making interest and principal payments on its indebtedness;

•                  limit the Company’s ability to fund capital expenditures, working capital and other general corporate purposes;

•                  limit the Company’s flexibility in planning for, or reacting to, changes in its businesses and the industry in which the Company operates, including cyclical downturns in its industry;

•                  place the Company at a competitive disadvantage compared to its competitors that have less debt; and

•                  limit the Company’s ability to borrow additional funds on commercially reasonable terms, if at all.

Some of the Company’s financing agreements contain financial and other covenants that, if breached by the Company, may require it to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity. The Company’s ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors

The Company is party to a number of financing agreements, including its unsecured credit facility, the indentures governing its various senior notes, convertible notes and senior debentures, the Company’s accounts receivable securitization programs, and other debt instruments, which agreements, indentures and instruments contain financial and other covenants. If the Company were to breach such financial or other covenants contained in its financing agreements, the Company may be required to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity and the Company’s ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity
Management’s Discussion and Analysis	- 35 -

and other factors. If the Company is unable to refinance any of its debt obligations in such circumstances, its ability to make capital expenditures and its financial condition and cash flows could be significantly adversely impacted. On December 8, 2006, the Company obtained a temporary accommodation from the syndicate of lenders under its credit facilities with respect to certain covenants under such facilities in order to provide the Company with greater financial flexibility. A similar accommodation with respect to a termination provision was sought and obtained from the counterparties under the Company’s accounts receivable securitization programs. There can be no assurance that, in the event the Company requires similar accommodations in the future, as a result of weaker than expected financial performance or otherwise, that it will obtain such accommodations or be able to renegotiate the terms and conditions of its financing agreements and securitization programs, which would in turn require the Company to redeem, repay or repurchase such obligations prior to their scheduled maturity.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require the Company, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of its financial statements or to calculate in a different manner some of the financial ratios set forth in the Company’s financing agreements and other debt instruments, which may in turn cause the Company to be in breach of the financial or other covenants contained in its financing agreements and other debt instruments.

The Company’s various unsecured notes, debentures and other debt securities are effectively subordinated to its secured indebtedness

The Company’s various unsecured notes, debentures and other debt instruments, including the Company’s unsecured credit facility, and the guarantees of such notes, debentures and other debt securities are unsecured and will therefore be effectively subordinated to any secured indebtedness that the Company may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to the Company, the assets which serve as collateral for any of its secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Company’s unsecured notes, debentures and other debt securities. As of December 31, 2006, the Company had an aggregate of $2,132.4 million of debt outstanding and no senior secured debt.

The Company depends on the cash flows from its subsidiaries that are not guarantors of its various notes, debentures and other debt securities to meet the Company’s obligations, and its debt holders’ right to receive payment on their relevant debt securities will be structurally subordinate to the obligations of these non-guarantor subsidiaries

Not all of the Company’s subsidiaries have guaranteed the Company’s various notes, debentures and other debt securities. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to its debt securities or the guarantees of such debt securities or to provide the issuer or the guarantors of such debt securities with funds for their respective payment obligations. The Company’s cash flows and the Company’s ability to service its indebtedness depend principally on the earnings of its non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to the Company by these subsidiaries. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to the issuer or a guarantor of the Company’s debt securities could be subject to statutory or contractual restrictions. Payments to the issuer or a guarantor by these non-guarantor subsidiaries will also be contingent upon their earnings and their business considerations. Because the Company depends principally on the cash flows of these non-guarantor subsidiaries to meet its obligations, these types of restrictions may impair the Company’s ability to make scheduled interest and principal payments on its various outstanding debt securities.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, holders of the Company’s debt securities will not have any claim as a creditor against such subsidiary. As a result, the guarantees of the Company’s various notes, debentures and other debt securities will be effectively subordinated to all of the liabilities of its subsidiaries other than such subsidiaries that either issued or guaranteed the debt securities in question. The creditors (including trade creditors) of those non-guarantor subsidiaries will have the right to be paid before payment on the guarantees to the holders of the Company’s various notes, debentures and other debt securities from any assets received or held by those subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Company.

The Company may not be able to finance a change of control offer required by the indentures governing its various notes, debentures and other debt securities because the Company may not have sufficient funds at the time of the change of control

If the Company were to experience a change of control (as defined under each of the relevant indentures governing the Company’s various notes, debentures and other debt securities), it would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase. However, the Company may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

Management’s Discussion and Analysis	- 36 -

Canadian bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Company’s various outstanding notes, debentures and other debt securities

The rights of the trustee who represents the holders of the Company’s debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Company cannot predict whether payments under its various debt securities would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the Company’s various debt securities or whether and to what extent holders of its debt securities would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

Applicable statutes may allow courts, under specific circumstances, to void the guarantees of the Company’s various notes, debentures and other debt securities

The Company’s creditors could challenge the guarantees of the Company’s various notes, debentures and other debt securities provided by the Company or certain of its subsidiaries as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. The entering into of the guarantees could be found to be a fraudulent transfer, conveyance or preference and declared void if a court were to determine that the guarantor:

•                  delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors or the guarantor did not receive fair consideration for the delivery of the guarantee; or

•                 the relevant guarantor did not receive fair consideration or reasonably equivalent value in exchange for the guarantee, and

o                 was insolvent at the time it delivered the guarantee or was rendered insolvent by the giving of the guarantee; or

o                 was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

o                 intended to incur, or believed it could incur, debts beyond its ability to pay such debts as they come due.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•                  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•                  it could not pay its debts as they became due.

In general, the terms of the guarantees of the Company’s various notes, debentures and other debt securities provided by the Company or certain of its subsidiaries will limit the liability of such guarantor(s) to the maximum amount it (they) can pay without the guarantee being deemed a fraudulent transfer. On the basis of historical financial information, recent operating history and other factors, the Company believes that each guarantor of its debt securities, after giving effect to its guarantee of the relevant debt securities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. The Company cannot provide any assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with the Company’s conclusions with regard to these issues.

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of the Company’s guaranteed debt securities would cease to have any direct claim against the guarantor which delivered that guarantee.

Management’s Discussion and Analysis	- 37 -

An active trading market for the Company’s debt securities may not develop

The Company’s various notes, debentures and other debt securities are not listed on any national securities exchange, and the Company does not intend to have such debt securities listed on a national securities exchange, although some of its debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading Through Automatic Linkages, or PORTALSM Market. The market-makers of the Company’s various notes, debentures and other debt securities that are eligible for trading on the PORTALSM Market may cease their market-making at any time without notice. Accordingly, the Company cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell its debt securities.

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the Company’s various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell its debt securities regardless of the Company’s prospects and financial performance.

U.S. investors in the Company’s securities may have difficulties enforcing certain civil liabilities

The Company is governed by the laws of Canada and a number of its subsidiaries are governed by the laws of a jurisdiction outside of the United States. Moreover, the Company’s controlling persons and a majority of its directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of the Company’s assets are located outside of the United States. As a result, it may be difficult for the Company’s security holders to effect service of process upon the Company or such persons within the United States or to enforce, against the Company or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against the Company, its controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

Montreal, Canada

March 20, 2007

Management’s Discussion and Analysis	- 38 -

CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company’s annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

/s/ Brian Mulroney The Right Honourable Brian Mulroney Chairman of the Board	/s/ Jacques Mallette Jacques Mallette Executive Vice President and Chief Financial Officer	/s/ Mario Saucier Mario Saucier Senior Vice President and Chief Accounting Officer

Montreal, Canada

March 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and to the Board of Directors of Quebecor World Inc.

We have audited the accompanying consolidated balance sheets of Quebecor World Inc. ("the Company") and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements. As discussed in that note the Company changed, in 2006, its method of accounting for pensions and other postretirement benefits plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2007, expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

Chartered Accountants

Montreal, Canada

March 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and to the Board of Directors of Quebecor World Inc.

We have audited management's assessment, included in the accompanying Management Discussion & Analysis, that Quebecor World Inc. ("the Company") did not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. The Company did not maintain effective processes and controls over the determination of the impairment of long-term assets process. Specifically, it did not identify, communicate and document sufficiently in its analysis financial information that could impact the Impairment of assets, restructuring and other charges account. We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet, and the related statements of earnings, shareholders' equity and cash flows of Quebecor World Inc. for the year ended December 31, 2006. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated March 20, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that Quebecor World Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Quebecor World Inc. has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Chartered Accountants

Montreal, Canada

March 20, 2007

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31
(In millions of US dollars, except per share amounts)

	Note	2006	2005	2004

Operating revenues		$6,086.3	$6,283.3	$6,339.5

Operating expenses:
Cost of sales		5,111.4	5,201.0	5,097.5
Selling, general and administrative		393.8	396.8	431.5
Securitization fees		31.0	23.8	14.5
Depreciation and amortization		308.6	304.2	324.9
Impairment of assets, restructuring and other charges	2	111.3	94.2	115.6
Goodwill impairment charge	12	-	243.0	-
		5,956.1	6,263.0	5,984.0

Operating income		130.2	20.3	355.5

Financial expenses	3	134.2	119.0	133.1

Income (loss) from continuing operations before income taxes		(4.0)	(98.7)	222.4

Income taxes	4	(35.4)	50.4	77.0

Income (loss) from continuing operations before minority interest		31.4	(149.1)	145.4

Minority interest		0.8	(0.3)	5.5

Net income (loss) from continuing operations		30.6	(148.8)	139.9

Net income (loss) from discontinued operations (net of tax)	5	(2.3)	(13.8)	3.8

Net income (loss)		$28.3	$(162.6)	$143.7

Net income allocated to holders of preferred shares		34.0	39.6	37.5

Net income (loss) available to holders of equity shares		$(5.7)	$(202.2)	$106.2

Earnings (loss) per share:	6
Basic and diluted:
Continuing operations		$(0.03)	$(1.43)	$0.77
Discontinued operations		(0.01)	(0.10)	0.03
		$(0.04)	$(1.53)	$0.80

Weighted-average number of equity shares outstanding:	6
(in millions)
Basic		131.4	131.8	132.4
Diluted		131.4	131.8	132.6

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31
(In millions of US dollars)

						Total
		Capital	Contributed	Retained	Translation	shareholders’
	Note	stock	surplus	earnings	adjustment	equity

Balance, December 31, 2003, as previously reported		$1,693.1	$105.9	$723.6	$(19.2)	$2,503.4

Cumulative effect of change in accounting policy	1	-	-	(31.8)	-	(31.8)
Balance, December 31, 2003, revised	1	$1,693.1	$105.9	$691.8	$(19.2)	$2,471.6

Net income		-	-	143.7	-	143.7
Reductions in net investments in self- sustaining foreign operations	18	-	-	-	(1.0)	(1.0)
Translation adjustment	18	-	-	-	56.8	56.8
Equity shares issued from stock plans	17	12.2	-	-	-	12.2
Related party transactions	9	-	(0.5)	-	-	(0.5)
Stock- based compensation	19	-	4.3	-	-	4.3
Dividends on equity shares		-	-	(68.8)	-	(68.8)
Dividends on preferred shares		-	-	(37.5)	-	(37.5)
Balance, December 31, 2004, revised	1	$1,705.3	$109.7	$729.2	$36.6	$2,580.8

Net loss		-	-	(162.6)	-	(162.6)
Translation adjustment	18	-	-	-	(57.0)	(57.0)
Equity shares repurchased	17, 18	(33.0)	-	(9.8)	(3.8)	(46.6)
Equity shares issued from stock plans	17	16.3	-	-	-	16.3
Related party transactions	9	-	(0.2)	-	-	(0.2)
Stock- based compensation	19	-	1.1	-	-	1.1
Dividends on equity shares		-	-	(73.4)	-	(73.4)
Dividends on preferred shares		-	-	(39.6)	-	(39.6)
Balance, December 31, 2005, revised	1	$1,688.6	$110.6	$443.8	$(24.2)	$2,218.8

Net income		-	-	28.3	-	28.3
Reductions in net investments in self-sustaining foreign operations	18	-	-	-	2.5	2.5
Translation adjustment	18	-	-	-	21.1	21.1
Preferred shares redemption	17, 18	(130.2)	-	-	(45.7)	(175.9)
Equity shares issued from stock plans	17	7.9	-	-	-	7.9
Related party transactions	9	-	(1.0)	-	-	(1.0)
Stock- based compensation	19	-	4.5	-	-	4.5
Dividends on equity shares		-	-	(39.8)	-	(39.8)
Dividends on preferred shares		-	-	(34.0)	-	(34.0)
Balance, December 31, 2006		$1,566.3	$114.1	$398.3	$(46.3)	$2,032.4

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(In millions of US dollars)

	Note	2006	2005	2004

Cash flows from operating activities:
Net income (loss)		$28.3	$(162.6)	$143.7
Adjustments for:
Depreciation of property, plant and equipment		308.4	308.1	334.5
Impairment of assets and non-cash portion of restructuring and other charges	2	34.9	53.9	83.3
Goodwill impairment charge	12	-	243.0	-
Future income taxes	4	2.2	(20.7)	42.8
Amortization of other assets		30.0	27.3	27.0
Loss on business disposals		3.8	1.1	-
Loss on extinguishment of long-term debt	3	-	-	2.0
Other		7.9	5.1	13.8
Net changes in non-cash balances related to operations:
Trade receivables		(38.6)	(30.9)	(28.8)
Inventories		5.6	26.1	(6.1)
Trade payables and accrued liabilities		18.4	(16.1)	(93.5)
Other current assets and liabilities		(89.9)	42.3	56.7
Other non-current assets and liabilities		(75.0)	(7.1)	(87.6)
		(179.5)	14.3	(159.3)
Cash flows provided by operating activities		236.0	469.5	487.8

Cash flows from financing activities:
Net change in bank indebtedness		-	-	(1.3)
Issuance of long-term debt net of issuance costs	14	950.1	-	-
Repayments of long-term debt	14	(459.3)	(19.2)	(218.3)
Net borrowings (repayments) under revolving bank facility and commercial paper		(239.2)	(88.4)	110.0
Net proceeds from issuance of equity shares	17	7.9	16.3	12.2
Redemption of preferred shares	17	(175.9)	-	-
Repurchases of equity shares	17	-	(46.6)	-
Dividends on equity shares		(39.8)	(73.4)	(68.8)
Dividends on preferred shares		(43.1)	(39.6)	(38.8)
Dividends to minority shareholders		-	-	(0.8)
Cash flows provided (used in) financing activities		0.7	(250.9)	(205.8)

Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents	7	(0.1)	(7.0)	(50.5)
Proceeds from business disposals, net of cash and cash equivalents		28.5	66.9	-
Additions to property, plant and equipment		(313.8)	(394.0)	(132.6)
Net proceeds from disposal of assets		82.5	16.4	3.0
Proceeds from disposal of derivative financial instruments	20	-	69.2	-
Restricted cash	13	(15.0)	(26.1)	(7.0)
Cash flows used in investing activities		(217.9)	(274.6)	(187.1)

Effect of foreign currency		(19.3)	22.5	(58.2)

Net changes in cash and cash equivalents		(0.5)	(33.5)	36.7

Cash and cash equivalents, beginning of year	21	18.3	51.8	15.1

Cash and cash equivalents, end of year	21	$17.8	$18.3	$51.8

Supplementary cash flow information in Note 21.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
At December 31
(In millions of US dollars)

	Note	2006	2005
			(Revised, Note 1)

Assets

Current assets:
Cash and cash equivalents	21	$17.8	$18.3
Trade receivables	8	445.6	429.9
Receivables from related parties	9	20.3	14.3
Inventories	10	356.7	356.0
Income taxes receivable		35.2	3.0
Future income taxes	4	40.6	34.4
Prepaid expenses		23.2	22.1
Total current assets		939.4	878.0

Property, plant and equipment	11	2,287.4	2,295.9
Goodwill	12	2,324.3	2,305.7
Restricted cash	13	48.1	33.1
Other assets		224.2	187.7

Total assets		$5,823.4	$5,700.4

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables and accrued liabilities		$942.4	$876.1
Payables to related parties	9	1.5	8.4
Income and other taxes payable		39.7	84.5
Future income taxes	4	1.1	1.7
Current portion of long-term debt	14	30.7	7.7
Total current liabilities		1,015.4	978.4

Long-term debt	14	1,984.0	1,731.9
Other liabilities	15	283.5	276.3
Future income taxes	4	389.1	378.9
Convertible notes	16	117.7	115.5
Minority interest		1.3	0.6

Shareholders’ equity:
Capital stock	17	1,566.3	1,688.6
Contributed surplus		114.1	110.6
Retained earnings		398.3	443.8
Translation adjustment	18	(46.3)	(24.2)
		2,032.4	2,218.8

Total liabilities and shareholders’ equity		$5,823.4	$5,700.4

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ Brian Mulroney The Right Honourable Brian Mulroney, Director	/s/ Wes W. Lucas Wes W. Lucas, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN ACCOUNTING POLICY- EVALUATION OF MISSTATEMENT POLICY

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the CICA Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). The Company will now quantify the effect of prior-year misstatements on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its consolidated balance sheet as at December 31, 2005 and adjusted its closing retained earnings in 2003 in the consolidated statements of retained earnings by $31.8 million. There was no impact on the consolidated statements of income and cash flows nor on the earnings per share for the years ended December 31, 2006, 2005 and 2004. The adjustments related to misstatements arose mainly in 2001 and in prior years. The adjustments are comprised of (i) a reduction of $8.4 million to work in process to consistently apply the revenue recognition policy throughout the platforms for work not completed at year-end, (ii) an increase of other liabilities by $17.0 million ($11.0 million net of tax) resulting from the assessment of the sales process by the management, and (iii) an increase of future income tax liability by $12.4 million, which reflects the impact of an understatement in future income tax liability.

ACCOUNTING POLICIES

(a)        Principles of consolidation

The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the “Company”) and are prepared in accordance with Canadian generally accepted accounting principles.

(b)        Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

Examples of significant estimates include: key economic assumptions used in determining the allowance for doubtful accounts and some of the amounts accrued for restructuring and other charges; the composition of future income tax assets; the useful life of property, plant and equipment; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and goodwill.

(c)        Foreign currency translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the U.S. dollar.

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(d)        Revenue recognition

The Company provides a wide variety of print and print-related services to its customers, which usually require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company’s revenues are derived from commercial printing and related services under the magazine, retail, catalog, book and directory platforms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(d)        Revenue recognition (cont’d)

Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectibility is reasonably assured.

Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as a multiple arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Company also performs logistics and distribution services for the delivery of products related to print services for which the revenues are recognized once freight services are performed.

Revenue is presented in the consolidated statements of income, net of rebates, discounts, and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

(e)         Contract acquisition costs

Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volume are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

(f)           Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(g)        Sales of trade receivables

Transfers of trade receivables under the Company’s asset securitization programs are recognized as sales when the Company is deemed to have surrendered control over the trade receivables. Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the sum of total proceeds on the sale and the fair value of the retained interest in such receivables on the date of transfer. The fair value of the retained interest approximates its carrying value given the short-term nature of associated cash flows. Costs, including gains or losses on the sale of trade receivables, are recognized in income in the period incurred and included in securitization fees in the consolidated statements of income.

(h)        Inventories

Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method and market value, being replacement cost.

Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria have not been met to allow for recognition of revenue, related work in progress is measured as direct costs are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(i)           Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production.

Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Estimated
Assets	useful lives

Buildings	15 to 40 years
Machinery and equipment	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life

(j)           Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statement of income.

(k)       Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

(l)           Stock-based compensation plans

The Company uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. When stock options are exercised, capital stock is credited by the sum of the consideration paid by the employee, together with the related portion previously recorded to contributed surplus.

For the employee share plans, the Company’s contribution on the employee’s behalf is recognized as compensation expense. The contribution paid by the employee on the purchase of stock is recorded as an increase to capital stock.

Deferred Stock Units (“DSU”) are recognized in compensation expense and accrued liabilities as they are awarded. DSU are remeasured at each reporting period, until settlement, using the trading price of the Subordinated Voting Shares.

For the Deferred Performance Share Units (“DPSU”), the Company’s matching contribution of 20 % is recognized in compensation expense over the 3-year period during which it is earned, with a corresponding increase to contributed surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(m)     Derivative financial and commodity instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. The Company documents all designated hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedging relationship is put in place and on an ongoing basis.

The Company enters into foreign exchange forward contracts to hedge anticipated foreign denominated sales and related receivables, debt and equipment purchases. Foreign exchange gains and losses are recognized as an adjustment of revenues, financial expenses and cost of equipment, respectively, when the hedging transaction is recorded. For undesignated hedging relationships, gains or losses on the valuation of the derivative instruments at fair value are recognized in income as they arise and not concurrently with the transactions being hedged.

The Company entered into foreign exchange forward contracts to hedge its net investments in foreign subsidiaries. Foreign exchange translation gains and losses were recorded under translation adjustment. Any realized or unrealized gain or loss on such derivative instruments was also recognized in translation adjustment.

The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. Foreign exchange gains and losses related to these assets and changes in the fair values of the derivative instruments are recorded in financial expenses.

The Company enters into interest rate swaps in order to manage its interest rate exposure on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the underlying debt interest cost. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

The Company also enters into commodity swaps to manage a portion of its natural gas price exposures. The Company designates a portion of its commodity swap agreements as hedges of its natural gas cost, under which the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating indexed natural gas price.

Realized and unrealized gains or losses associated with derivative instruments previously designated as hedges that have been terminated or have ceased to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or has matured prior to the termination of the related derivative instrument, any realized or unrealized gains or losses on related derivative hedging instruments are recognized in income.

Derivative instruments that are ineffective or that are not designated as a hedge are reported on a mark-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.

(n)        Employee future benefits

(i)             Pension plans

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management’s best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

The initial net transition asset, prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 10 to 15 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees covered by the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(n)        Employee future benefits (cont’d)

(i)             Pension plans (cont’d)

For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value, based on a combination of rigorous historical performance analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,000 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as the Company has insufficient information to apply defined benefit plan accounting.

(ii)          Other postretirement benefits

The Company determines the cost of other postretirement benefits using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans, which ranges from approximately 7 to 15 years.

(o)         Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(p)         Impairment of long-lived assets

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using accepted valuation techniques, such as quoted market prices, when available, or an estimate of discounted future cash flows.

(q)         Asset retirement obligations

Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded to other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

(r)         Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.              IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements and curtailments:

	Note	2006	2005	2004
Impairment of assets		$33.0	$53.7	$70.1
Restructuring and other charges		76.4	40.3	36.6
Pension settlements and curtailments	23	1.9	0.2	8.9
		$111.3	$94.2	$115.6

(a)         Impairment of assets

Following impairment tests on specific units, the Company has concluded that some assets were impaired. Accordingly, for each respective year, the Company has recorded impairment and accelerated depreciation, mainly on machinery and equipment related to facilities included in the restructuring initiatives.

(b)         Restructuring and other charges

The following table details the Company’s restructuring and other charges and the change in the reserve for restructuring and other charges:

		2006			2005		2004

	2006	Prior Year		2005	Prior Year
	Initiatives	Initiatives	Total	Initiatives	Initiatives	Total	Total

Expenses
Workforce reduction	$50.7	$7.5	$58.2	$21.7	$4.8	$26.5	$40.1
Leases and carrying costs for closed facilities	12.9	7.0	19.9	5.4	12.3	17.7	4.5
	63.6	14.5	78.1	27.1	17.1	44.2	44.6
Underspending
Workforce reduction	-	(1.3)	(1.3)	-	(2.9)	(2.9)	(8.0)
Leases and carrying costs for closed facilities	-	(0.4)	(0.4)	-	(1.0)	(1.0)	-
	-	(1.7)	(1.7)	-	(3.9)	(3.9)	(8.0)
Payments
Workforce reduction	(21.1)	(12.5)	(33.6)	(14.9)	(14.6)	(29.5)	(47.7)
Leases and carrying costs for closed facilities	(11.6)	(12.9)	(24.5)	(2.3)	(15.1)	(17.4)	-
	(32.7)	(25.4)	(58.1)	(17.2)	(29.7)	(46.9)	(47.7)
Net change	30.9	(12.6)	18.3	9.9	(16.5)	(6.6)	(11.1)
Foreign currency changes	0.2	1.4	1.6	0.1	(1.7)	(1.6)	1.2

Balance, beginning of year	-	27.0	27.0	-	35.2	35.2	45.1
Balance, end of year	$31.1	$15.8	$46.9	$10.0	$17.0	$27.0	$35.2

(i)              2006 restructuring initiatives

In 2006, restructuring initiatives were related to the closure or downsizing of various facilities, mainly in the North American and European segments. The Company approved the closure of a facility in Quebec; the closure of printing and binding facilities in Illinois, both in the Catalog group; the closure of the Kingsport, Tennessee facility in the Book group; the closure of the Red Bank, Ohio, and the Brookfield, Wisconsin facilities in the Magazine group; the closure of the Strasbourg, France facility, and employee terminations at the Lille, France facility. There were also various headcount reductions across the Company. The total expected cost amounted to $75.3 million of which $55.1 million was related to workforce reduction, and $20.2 million for leases and carrying costs of closed facilities ($37.3 million in North America, $37.2 million in Europe and $0.8 million in Latin America). The completion of these initiatives is expected by the end of 2007 for a total of $4.4 million in workforce reduction and $7.3 million in leases and carrying costs for closed facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.              IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT’D)

(b)          Restructuring and other charges (cont’d)

(ii)            Prior years restructuring initiatives

2005 restructuring initiatives

In 2005, the restructuring initiatives were related to the downsizing of operations in Helio Corbeil, France; the two phases of the downsizing operations in Corby, United Kingdom; the closure of a Canadian facility and other workforce reductions across the Company. Management expects those initiatives to be completed by the end of 2007 and supplemental costs of $3.8 million to be incurred in 2007 for leases and closed facilities, mainly in Europe.

2004 restructuring initiatives

The 2004 restructuring initiatives were related to the closure of the Stockholm, Sweden facility; the closure of the Effingham, Illinois facility in the Magazine group; an important downsizing at the Kingsport, Tennessee facility in the Book group; the consolidation of various smaller facilities in North America and in Europe as well as other workforce reductions across the Company. No other charge is expected for these initiatives.

3.              FINANCIAL EXPENSES

	Note	2006	2005	2004

Interest on long-term debt and convertible notes		$151.6	$119.4	$123.5
Bank and other charges		6.0	3.1	3.9
Amortization of deferred financing costs		2.9	1.9	2.9
(Gain) loss on foreign exchange and derivative financial instruments (a)		(12.2)	2.2	3.3
Exchange loss (gain) from reductions of net investments in self-sustaining foreign operations	18	2.5	-	(1.0)
Loss on extinguishment of long-term debt		-	-	2.0
		150.8	126.6	134.6
Interest capitalized to the cost of equipment		(16.6)	(7.6)	(1.5)

		$134.2	$119.0	$133.1

(a) During the year ended December 31, 2006, the Company has recorded a loss of $32.6 million on derivative financial instruments for which hedge accounting was not used (gain of $50.7 million in 2005 and loss of $28.7 million in 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.              INCOME TAXES

The domestic and foreign components of income (loss) from continuing operations, before income taxes, are as follows:

	2006	2005	2004

Domestic	$(48.3)	$29.7	$0.4
Foreign	44.3	(128.4)	222.0
	$(4.0)	$(98.7)	$222.4

Total income tax was allocated as follows:

	Note	2006	2005	2004

Continuing operations		$(35.4)	$50.4	$77.0
Discontinued operations	5	(1.2)	14.3	1.9
Shareholders’ equity:
Translation adjustment		(1.3)	(0.9)	6.7
Dividends on preferred shares		3.0	4.0	3.8
		$(34.9)	$67.8	$89.4

Income tax expense (recovery) attributable to income consists of:

	Note	2006	2005	2004

Current:
Domestic		$2.1	$23.4	$1.9
Foreign		(40.9)	62.0	34.2
		(38.8)	85.4	36.1
Portion included in discontinued operations	5	(1.1)	17.1	0.8
		(37.7)	68.3	35.3
Future:
Domestic		(25.3)	(5.1)	5.9
Foreign		27.5	(15.6)	36.9
		2.2	(20.7)	42.8

Portion included in discontinued operations	5	(0.1)	(2.8)	1.1
		2.3	(17.9)	41.7
Total from continuing operations		$(35.4)	$50.4	$77.0

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income (loss) from continuing operations:

	2006	2005		2004

Domestic statutory tax rate	33.1%	34.2%		33.7%

Increase (reduction) resulting from:
Change in valuation allowance	(969.2)	(42.0)		11.9
Effect of foreign tax rate differences	1,525.8	34.2		(15.3)
Permanent differences	28.6	(3.9)		3.1
Changes in enacted and average tax rates on cumulative temporary differences	49.7	0.1		(0.8)
Large corporation tax, minimum tax and other taxes	(14.4)	(1.2)		0.2
Goodwill impairment	-	(63.5)		-
Other	238.0	(9.0)		1.8
Effective tax rate	891.6%	(51.1	) %	34.6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.              INCOME TAXES (CONT’D)

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2006	2005
		(Revised, Note 1)

Future income tax assets:
Operating loss carryforwards	$315.7	$287.0
Tax credit carryforwards	19.0	17.3
Trade receivables	4.3	7.8
Restructuring reserves	16.6	8.7
Pension, postretirement and workers compensation benefits	-	35.8
Not deductible provisions	53.6	51.6
Other	6.6	20.4

	415.8	428.6

Future income tax liabilities:
Property, plant and equipment	(388.1)	(404.9)
Inventories	(27.9)	(31.0)
Goodwill and other assets	(68.2)	(59.3)
Pension, postretirement and workers compension benefits	(1.3)	-
Other	(1.5)	(15.0)

	(487.0)	(510.2)

Valuation allowance	(278.4)	(264.6)

Net future income tax liabilities	(349.6)	(346.2)
Less current portion of:
Future income tax assets	40.6	34.4
Future income tax liabilities	(1.1)	(1.7)

Future income tax liabilities, net	$(389.1)	$(378.9)

The 2006 and 2005 amounts above included a valuation allowance of $278.4 million and $264.6 million respectively, relating to loss carryforwards and other tax benefits available since their realization was not more likely than not. The increase in total valuation allowance for the year ended December 31, 2006 was mainly explained by $38.5 million allocated to income from operations, partly offset by a decrease of $28.3 million due to a reorganization of the corporate structure. The net change in the total valuation allowance for the year ended December 31, 2005 was explained by $41.5 million allocated to income from operations.

Subsequent recognition of the tax benefits relating to the valuation allowance for future tax assets as of December 31, 2006 will be allocated as follows:

	2006	2005

Income tax benefit that will be reported:
Reduction of income tax expenses	$254.1	$241.4
Reduction of goodwill	24.3	23.2
	$278.4	$264.6

At December 31, 2006, the Company had net operating loss carryforwards for income tax purposes of $878.5 million, of which $766.5 million can be carried forward indefinitely, and $112.0 million expire between 2007 and 2026. An amount of $281.3 million, included in the net operating loss carryforwards, is subject to recapture should a reevaluation occur on the investment in Europe.

In the United States, the Company had no Federal net operating loss carryforwards. The amount of US Federal alternative minimum tax credit and general business tax credit available was $4.3 million, for which a full valuation allowance has been taken. The Company also had State net operating loss and State tax credit carryforwards valued net of federal tax benefit of approximately $39.6 million and $13.3 million, respectively. These loss and tax credit carryforwards expire between 2007 and 2026. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance in the amount of $33.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.              INCOME TAXES (CONT’D)

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Future income taxes will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

5.              DISCONTINUED OPERATIONS

In 2005, the Company completed the disposal of its North American non-core Commercial Printing Group (the “non-core Group”), one of the largest providers of general, financial, packaging and commercial specialty printing services throughout the United States, Canada, and Mexico. Consequently, the operating results and associated gain or loss on disposal of assets related to these activities have been presented separately in the Company’s consolidated statement of income as discontinued operations. The following transactions relating to the non-core Group have been concluded in 2005:

(i)            In December 2005, the Company sold its interest in a subsidiary in Canada, for a total consideration of $17.4 million, which was received in full in January 2006. The Company realized a gain amounting to $2.6 million ($1.2 million net of income tax). A reduction of $6.3 million relating to goodwill of the North American segment was recorded within discontinued operations.

(ii)         In November 2005, the operating assets of some units in the United States were sold for a total consideration of $61.3 million comprised of $32.8 million of cash, $20.0 million of preferred units of Matlet Group, LLC (purchaser) and $8.5 million in a promissory note receivable, which was received in full in March 2006. In 2005, the Company realized a gain amounting to $11.2 million (a loss of $1.9 million net of income tax). A reduction of $23.1 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment of the selling price based on the November 2005 closing working capital, the Company paid $1.2 million and realized a loss of $1.6 million ($1.0 million net of income tax) in the first quarter of 2006.

(iii)      In November 2005, the Company sold the operating assets of some of its subsidiaries in Canada for a total consideration of $34.6 million and realized a loss of $3.5 million ($6.4 million net of income tax). A reduction of $12.2 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment to the selling price based on the November 2005 closing working capital, the Company paid $2.5 million in March 2006. No gain or loss resulted from these adjustments.

(iv)    In August 2005, certain assets related to the Westwood, Massachusetts facility, in the United States, were sold for a cash consideration of $2.6 million resulting in a loss on disposal of $0.8 million ($0.8 million net of income tax). A reduction of $0.9 million relating to goodwill of the North American segment was recorded within discontinued operations.

(v)        In June and July 2005, certain assets related to the Los Angeles, California facility, in the United States, have been sold for a total cash consideration of $1.3 million, which resulted in a loss on disposal of $6.3 million ($4.1 million, net of income tax recovery). A reduction of $0.4 million relating to goodwill of the North American segment was recorded within discontinued operations. Under the terms of the agreement, the Company assumed obligations for termination benefits relating to this facility, which was fully paid in 2006, and has retained certain operating leases expiring until November 2007.

Operations summary of discontinued operations

	Note	2006	2005	2004

Revenues		$-	$212.7	$282.6

Cost of sales and selling, general and administrative expenses		1.7	207.1	259.9
Depreciation and amortization		-	4.2	10.4
Restructuring and other charges		-	3.9	6.5
Loss (gain) on disposal of business units		1.6	(3.2)	-
Operating income (loss)		(3.3)	0.7	5.8

Financial expenses		0.2	0.2	0.1
Income (loss) before income taxes		(3.5)	0.5	5.7

Income taxes (recovery)	4	(1.2)	14.3	1.9

Net income (loss) from discontinued operations		$(2.3)	$(13.8)	$3.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.              DISCONTINUED OPERATIONS (CONT’D)

Summary of assets and liabilities sold

			2005
		Discontinued
	Note	Operations	Other	Total

Assets:
Cash and cash equivalents		$0.8	$3.9	$4.7
Non-cash operating working capital		21.3	1.3	22.6
Property, plant and equipment		47.2	0.3	47.5
Goodwill	12	42.9	-	42.9
Other assets		0.3	-	0.3

Liabilities:
Long-term debt		-	0.2	0.2
Other liabilities		0.7	0.7	1.4

Net assets sold		$111.8	$4.6	$116.4

Proceeds:
Cash		$71.3	$0.3	$71.6
Preferred units		20.0	-	20.0
Balance of sales receivable		25.8	-	25.8
Sales price adjustment payable		(2.1)	-	(2.1)

		$115.0	$0.3	$115.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.              EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

	2006	2005	2004

Net income (loss) from continuing operations	$30.6	$(148.8)	$139.9

Net income allocated to holders of preferred shares	34.0	39.6	37.5

Net income (loss) from continuing operations available to holders of equity shares	$(3.4)	$(188.4)	$102.4

(In millions)

Weighted-average number of equity shares outstanding :	131.4	131.8	132.4

Effect of dilutive stock options	-	-	0.2

Weighted-average number of diluted equity shares outstanding	131.4	131.8	132.6

Earnings (loss) per share: Basic and diluted	$(0.03)	$(1.43)	$0.77

For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes were excluded, since their inclusion was anti-dilutive. For 2005 and 2006, the effects of all stock options have also been excluded, since their inclusion was anti-dilutive. For 2004, the effects of 2,684,309 options expiring between 2006 and 2014 were excluded, since their exercise price was greater than the average market price of shares of the same category.

Earnings (loss) per share for discontinued operations were calculated by dividing the net income (loss) from discontinued operations (net of tax) by the weighted average number of equity shares outstanding during the year.

7.              BUSINESS ACQUISITIONS

During the years ended December 31, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

2005

In August 2005, the Company acquired minority interests in its French operations for a cash consideration of $0.6 million, of which $0.2 million been recorded in goodwill.

In March 2005, the Company acquired minority interests in its North American operations for a cash consideration of $6.4 million.

2004

In November 2004, the Company purchased the remaining 50% of the issued and outstanding shares of Helio Charleroi in Belgium, for a cash consideration of $45.8 million, of which $17.0 million has been recorded in goodwill.

In September 2004, the Company acquired a minority interest in its North American operations for a cash consideration of $2.4 million, of which $1.8 million has been recorded in goodwill.

In April 2004, the Company acquired a minority interest in its Spanish operations for a cash consideration of $1.7 million, of which $1.5 million has been recorded in goodwill.

In March 2004, the Company acquired a minority interest in its North American operations for a cash consideration of  $0.6 million, of which $0.4 million has been recorded in goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.              BUSINESS ACQUISITIONS (CONT’D)

Net assets acquired at fair value:

	Note	2005	2004

Assets acquired:
Non-cash operating working capital		$-	$(0.8)
Property, plant and equipment		(0.5)	11.8
Goodwill	12	0.2	20.7
Other assets		-	0.2
Minority interest		7.1	22.6

Liabilities assumed:
Future income taxes		(0.2)	4.0
Net assets acquired		$7.0	$50.5

Consideration:
Cash		$7.0	$50.5

8.              SALES OF TRADE RECEIVABLES

In 2006, the Company amended its 1999 U.S. securitization program (the “U.S. Program”) agreement, which reduced the program limit and extended the availability of the program for a 3-year period through to August 28, 2009. This agreement has allowed the Company to sell, with limited recourse, a portion of its U.S. trade receivables on a revolving basis. The U.S. Program limit is $408.0 million ($459.0 million during peak season). As at December 31, 2006, the amount outstanding under the U.S. Program was $374.0 million ($467.0 million as at December 31, 2005). Consistent with its U.S. securitization agreement, the Company sells all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

In 2006, the Company sold, with limited recourse, a portion of its Canadian trade receivables on a revolving basis (the “Canadian Program”). The Canadian Program limit is CA$135.0 million. As at December 31, 2006, the amount outstanding under the Canadian Program was CA$89.0 million ($76.4 million) (CA$100.0 million ($86.0 million) as at December 31, 2005).

In 2006, the Company amended its 2001 European securitization program (the “European Program”) and extended the availability of the program until May 29, 2009. The European Program has allowed the Company to sell, with limited recourse, a portion of its trade receivables from its Spanish and French facilities on a revolving basis. The European Program limit is EUR153.0 million. As at December 31, 2006, the amount outstanding under the European Program was EUR97.9 million ($129.1 million) (EUR118.0 million ($139.8 million) as at December 31, 2005).

The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

At December 31, 2006, an aggregate amount of $802.5 million ($825.7 million as at December 31, 2005) of trade receivables has been sold under the three programs, of which $223.0 million ($132.9 million as at December 31, 2005) were kept by the Company as a retained interest, resulting in a net aggregate consideration of $579.5 million ($692.8 million as at December 31, 2005) on the sale. The retained interest is recorded in the Company’s trade receivables, and its fair value approximates its cost, given the short-term nature of the collection period of the trade receivables sold. The rights of the Company on the retained interest are subordinated to the rights of the investors under the programs. There is no recourse under the programs on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Company.

Securitization fees varied based on commercial paper rates in Canada, the United States and Europe and, generally, has provided a lower effective funding cost than available under the Company’s bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2006 totalled $4.3 billion ($4.9 billion in 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.              RELATED PARTY TRANSACTIONS

The Company entered into the following transactions, which were concluded and accounted for at the exchange amount with the parent company and its subsidiaries:

	2006	2005	2004

Companies under common control:
Revenues	$66.3	$64.9	$52.1
Selling, general and administrative expenses	13.6	17.6	9.1
Management fees billed by Quebecor Inc.	4.8	4.5	4.2

In 2006 and 2004, the Company transferred the benefit of a deduction for Part VI.I tax to a company under common control for a consideration of CA$6.4 million ($5.5 million) (CA$12.4 million ($10.3 million) in 2004), recorded in receivables from related parties. This reduced the Company’s available future income tax assets by CA$7.6 million ($6.5 million) (CA$13.0 million ($10.8 million) in 2004), and decreased the contributed surplus by CA$1.2 million ($1.0 million) (CA$0.6 million ($0.5 million) in 2004). The transaction was recorded at the carrying amount. The 2004 transaction has been adjusted in 2005, resulting in a decrease of CA$0.2 million ($0.2 million) recorded in receivables from related parties and in the contributed surplus.

In March 2005, the Company sold certain operating assets to Quebecor Media Inc., a company under common control, for a cash consideration of CA$3.3 million ($2.7 million). The transaction was realized at the carrying amount and no gain or loss was recorded.

In 2004, the Company reached an agreement with Videotron Ltd., a company under common control, to outsource its information technology (IT) infrastructure in North America for a duration of 7 years. As part of this agreement, Videotron Ltd. purchased some of the Company’s IT infrastructure equipment at a cost of $2.4 million. The outsourcing of services to Videotron Ltd. has been estimated to cost the Company approximately $15 million annually. The transfer of the equipment was completed in October 2004 and was recorded at the carrying amount and no gain or loss was realized.

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2006, the cumulative services registered by Nurun under this agreement amounted to $18.3 million.

10.   INVENTORIES

	2006	2005
		(Revised, Note 1)

Raw materials and supplies	$234.0	$239.4
Work in process	122.7	116.6

	$356.7	$356.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.       PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2006
Land	$88.2	$-	$88.2
Buildings and leasehold improvements	814.5	276.8	537.7
Machinery and equipment	3,873.1	2,477.7	1,395.4
Projects under development	266.1	-	266.1

	$5,041.9	$2,754.5	$2,287.4

December 31, 2005
Land	$90.5	$-	$90.5
Buildings and leasehold improvements	801.8	252.3	549.5
Machinery and equipment	3,670.4	2,261.1	1,409.3
Projects under development	246.6	-	246.6

	$4,809.3	$2,513.4	$2,295.9

As at December 31, 2006, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $60.9 million ($152.2 million as at December 31, 2005) and $33.2 million ($70.1 million as at December 31, 2005) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $3.4 million in 2006 ($5.6 million in 2005, and $7.0 million in 2004).

On December 19, 2006, the Company concluded an agreement with various financial institutions for the sale and leaseback of machinery and equipment currently being installed in several facilities in North America. The transaction is considered to be a sale of assets with proceeds of $49.6 million and fees of $1.5 million. The subsequent transaction consists of operating leases over lease terms up to 7 years. The disposal of these assets generated a negligible loss.

12.       GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

		North		Latin
	Note	America	Europe	America	Total
Balance, December 31, 2003		$2,192.2	$391.1	$7.7	$2,591.0

Goodwill acquired	7	2.2	18.5	-	20.7
Foreign currency changes		3.9	35.8	0.5	40.2
Balance, December 31, 2004		$2,198.3	$445.4	$8.2	$2,651.9

Goodwill acquired	7	-	0.2	-	0.2
Business disposals	5	(42.9)	-	-	(42.9)
Goodwill impairment (a)		-	(243.0)	-	(243.0)
Foreign currency changes		1.3	(61.7)	(0.1)	(60.5)
Balance, December 31, 2005		$2,156.7	$140.9	$8.1	$2,305.7

Business disposals		(0.4)	(0.6)	-	(1.0)
Foreign currency changes		-	19.1	0.5	19.6

Balance, December 31, 2006		$2,156.3	$159.4	$8.6	$2,324.3

(a)   In 2005, the European reporting unit has suffered from poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and an impairment charge of $243.0 million was taken at December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.       RESTRICTED CASH

At December 31, 2006, the Company’s wholly-owned captive insurance company had pledged $48.1 million ($33.1 million at December 31, 2005) of cash as collateral for a standby letter of credit issued in favour of a third party insurer for future estimated claims relating to the U.S. Workers’ Compensation. The standby letter of credit is renewable annually and accordingly, the pledge agreement is also renewed annually. Therefore, the cash is intended for future use and is presented as a long-term asset in the Company’s consolidated balance sheet.

14.       LONG-TERM DEBT

	Maturity	2006	2005

Revolving bank facility and other short-term lines (a)	2009	$97.1	$334.2
Senior Notes 7.20% (b)	2006	-	250.0
Senior Debentures 7.25% (c)	2007	-	150.0
Senior Notes 4.875% and 6.125% (d)	2008, 2013	597.9	597.5
Senior Notes 8.42% and 8.52% (e)	2010, 2012	231.5	250.0
Senior Notes 9.75% (f)	2015	400.0	-
Equipment financing credit facility (g)	2015	101.3	-
Senior Notes 8.54% and 8.69% (h)	2015, 2020	85.0	121.0
Senior Notes 8.75% (i)	2016	450.0	-
Senior Debentures 6.50% (j)	2027	3.2	3.2
Other debts and capital leases (k)	2007-2016	48.7	33.7
		2,014.7	1,739.6
Less current maturities		30.7	7.7

		$1,984.0	$1,731.9

(a)        The $1.0 B revolving bank facility is made of three tranches each maturing in January 2009. All three tranches can be extended on a yearly basis. The facility can be used for general corporate purposes and contains certain restrictive covenants, including the obligation to maintain certain financial ratios.

The revolving bank facility bears interest at variable rates based on Bankers’ Acceptances, LIBOR or prime rates. At December 31, 2006, the $23.6 million ($221.6 million in 2005) drawing on the facility was denominated in Canadian dollars and bearing interest at 6.8%. The Company paid fees for the unused portion of $2.6 million in 2006 ($1.8 million in 2005).

The Company also has access to various credit facilities up to $144.8 million. These facilities are used in United States, Latin America and Europe, and are labelled in multiple currencies. At December 31, 2006, $73.5 million ($112.6 million in 2005) was drawn on these facilities. There were no restrictive covenants on these various credit facilities.

(b)        In March 2006, the Company repaid the $250.0 million Senior Notes.

(c)         In December 2006, the $150.0 million Senior Debentures maturing in January 2007 were fully repaid.

(d)        On November 2003, the Company issued, at a discount, unsecured Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and the second tranche of $400.0 million matures on November 15, 2013. These Notes contain certain restrictive covenants, such as maintaining its properties in good condition and payment of taxes and claims.

(e)         In July 2000, the Company issued unsecured Senior Notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010, while the second tranche of $75.0 million matures on July 15, 2012. On December 29, 2006, $3.5 million were repurchased on the first tranche and $15.0 million on the second tranche at par value. These Notes contain certain restrictive covenants, including maintaining certain financial ratios.

(f)           In December 2006, the Company issued unsecured Senior Notes for a principal amount of $400.0 million maturing on January 15, 2015. Issuance costs of $7.6 million were paid on this transaction. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.   LONG-TERM DEBT (CONT’D)

(g)        In January 2006, the Company concluded an agreement for Canadian dollar equivalent of EUR136.2 million long-term committed credit facility. The unsecured facility will be drawn over 2 years, repaid over 10 years and will bear interest at a variable rate. At December 31, 2006, the drawings under this facility amounted to CA$118.0 million ($101.3 million) and bearing interest at 4.6%. Issuance costs of $4.6 million were paid on this transaction. This credit facility contains certain restrictive covenants, including the obligation to maintain certain financial ratios.

(h)        In September 2000, the Company issued unsecured Senior Notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. On December 29, 2006, $36.0 million was repurchased on the first tranche at par value. The Notes contain certain restrictive covenants, including maintaining certain financial ratios.

(i)            In March 2006, the Company issued unsecured Senior Notes for a principal amount of $450.0 million maturing in March 2016. Issuance costs of $7.3 million were paid on this transaction. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(j)            The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004. Out of a principal amount of $150.0 million, $146.8 million Senior Debentures were tendered and repurchased at par value.

(k)         Other debts and capital leases are partially secured by assets. At December 31, 2006, these debts and capital leases were bearing interest at rates ranging from 0.0% to 8.4%.

On December 19, 2006, the Company received $69.7 million in funding for a lease financing of printing presses and related equipment that are currently being installed in various facilities in North America. Of this amount, $20.1 million is included in Other debts and capital leases. The remaining balance is treated as operating leases (Note 11). The Company expects that the $20.1 million will be rolled into operating leases in 2007.

The Company was in compliance with all significant debt covenants at December 31, 2006.

Principal repayments on long-term debt are as follows:

2007	$30.7
2008	217.8
2009	117.0
2010	184.8
2011	14.0
2012 and thereafter	1,450.4

15.       OTHER LIABILITIES

	Note	2006	2005
			(Revised, Note 1)
Pension liability	23	$79.9	$82.8
Postretirement benefits	23	71.0	70.8
Workers’ compensation accrual		45.9	40.8
Derivative financial instruments		20.1	5.8
Asset retirement obligations		12.2	9.9
Reserve for environmental matters		11.2	13.2
Other		43.2	53.0
		$283.5	$276.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.       CONVERTIBLE NOTES

	Maturity	2006	2005
Convertible senior subordinated notes 6.00%	2007	$117.7	$115.5

The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by World Color Press Inc. (“WCP”) and revalued at the time WCP was acquired by the Company in order to reflect their fair value based on the Company’s borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as contributed surplus. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company, which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2002 to the final maturity. The aggregate principal amount of the notes, as at December 31, 2006, was $119.5 million ($119.5 million as at December 31, 2005). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

As at December 31, 2006, the convertible senior subordinated notes were classified as long-term, since the Company has the ability and the intent to refinance such debt on a long-term basis and has a committed revolving bank capability to replace such debt, if necessary.

17.       CAPITAL STOCK

(a)           Authorized

Equity shares:

Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

Preferred shares:

Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. Each series of Preferred Shares ranks pari passu with every other series of Preferred Shares.

The Series 2 Cumulative Redeemable First Preferred Shares may be converted at every fifth anniversary into Series 3 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 3 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.5380 per share per annum, payable quarterly from December 1, 2002 to November 30, 2007, if declared. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Company for another five-year period. On December 1, 2007, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 4 Cumulative Redeemable First Preferred Shares were entitled to a fixed cumulative preferential cash dividend of CA$1.6875 per share per annum.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at CA$25.00, or with regulatory approval, the preferred shares may be converted into subordinate voting shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into subordinate voting shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.       CAPITAL STOCK (CONT’D)

(b)                    Issued and outstanding

	December 31, 2006		December 31, 2005		December 31, 2004
	Number	Amount	Number	Amount	Number	Amount

(Thousands of shares)

Multiple Voting Shares	46,987	$93.5	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	84,722	1,146.4	83,981	1,138.5	85,604	1,155.2
Redeemable First Preferred Shares:
Series 3	12,000	212.5	12,000	212.5	12,000	212.5
Series 4	-	-	8,000	130.2	8,000	130.2
Series 5	7,000	113.9	7,000	113.9	7,000	113.9
	19,000	326.4	27,000	456.6	27,000	456.6

Total capital stock		$1,566.3		$1,688.6		$1,705.3

During 2006, no Subordinate Voting Shares were issued under the Company’s stock option plan (315,065 in 2005 and 55,363 in 2004) and 741,057 Subordinate Voting Shares were issued under the Company’s employee stock purchase plans (487,832 in 2005 and 584,474 in 2004) for a total cash consideration of $7.9 million ($16.3 million in 2005 and $12.2 million in 2004). Pursuant to the acquisition of WCP in 1999, the Company issued 11,371 Subordinate Voting Shares in 2005.

(c)                    Share repurchases

On April 18, 2006, the Company redeemed all of its cumulative redeemable 6.75% First Preferred Shares, Series 4 at a redemption price of CA$25.00 per share plus accrued dividends. Of the total consideration of $175.9 million (CA$200.0 million) an amount of $130.2 million was recorded in capital stock and $45.7 million in translation adjustment.

In 2005, the Company repurchased for cancellation a total of 2,438,500 Subordinate Voting Shares following a Normal Course Issuer Bid Program for a net cash consideration of CA$58.2 million ($46.6 million). Of the total consideration, $3.8 million was charged to translation adjustment, $33.0 million to capital stock and the excess of the price paid over the book value of the shares repurchased amounting to CA$12.3 million ($9.8 million) was charged to retained earnings.

18.   TRANSLATION ADJUSTMENT

The change in the carrying amount of the translation adjustment included in shareholders’ equity was the result of the exchange rates fluctuation, on translation of net assets of self-sustaining foreign operations, exchange gains or losses on intercompany account balances that form part of the net investments, and foreign exchange gains or losses related to derivative financial instruments used to hedge the net investments, net of income taxes.

	Note	2006	2005	2004

Balance, beginning of year		$(24.2)	$36.6	$(19.2)

Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations and exchange gains or losses on intercompany account balances that form part of the net investments		21.1	(51.6)	37.3
Change in the fair value of foreign-exchange forward contracts to hedge net investment in a foreign subsidiary (net of income taxes)		-	(5.4)	19.5
Redemption of First Preferred Shares Series 4	17	(45.7)	-	-
Subordinate Voting Shares repurchased	17	-	(3.8)	-
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	3	2.5	-	(1.0)

Balance, end of year		$(46.3)	$(24.2)	$36.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.   STOCK-BASED COMPENSATION PLANS

(a)           Employee share purchase plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company’s capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees’ behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 4,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The total number of plan shares issued for employees was 566,913 in 2006 (333,646 in 2005, and 417,769 in 2004), which represented compensation expenses amounting to $0.8 million in 2006 ($1.0 million in 2005 and $1.1 million in 2004).

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company’s capital stock and to have the Company invest, on the employees’ behalf, a further amount equal to 20% of the amount invested by the employee. The number of shares that may be issued and sold under this plan is limited to 3,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The total number of shares issued for employees was 174,144 in 2006, (154,186 in 2005, and 166,705 in 2004), which represented compensation expenses amounting to CA$0.4 million ($0.4 million) in 2006 (CA$0.6 million ($0.5 million) in both 2005 and 2004).

(b)           Stock option plan

Under the stock option plan, 7,204,734 Subordinate Voting Shares out of a total of 9,000,000 remained reserved for plan participants at December 31, 2006. Furthermore, 1,015,000 options have been granted to date outside of the shares reserved under the Plan as Inducement Options. At December 31, 2006, a total of 7,772,300 options to purchase Subordinate Voting Shares were outstanding. The subscription price of the options was equal to the arithmetical average of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange for options priced in Canadian dollars, and on the New York Stock Exchange for options priced in U.S. dollars, for the five days immediately preceding the grant of the option.

For grants issued since 2005, half of the options is vesting over four years and the other half is vesting upon attainment of specific performance targets based on earnings per share (“EPS”) and share price growth. The options may be exercised during a period not exceeding six years from the date they have been granted.

For options granted up to December 31, 2004, vesting is over four or five years and options may be exercised during a period not exceeding 10 years from the date they have been granted.

In 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Company. The exercise price was equal to the share market price at the grant date and half of the options is vesting over time and the other half upon attainment of specific performance targets based on EPS and share price growth and vesting over 4 years.

The weighted average fair value of options granted during the year was $2.58 ($4.32 in 2005 and $6.66 in 2004), and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

	2006	2005	2004
Risk-free interest rate	4.45%	3.59%	4.54%
Dividend yield	3.75%	2.93%	2.40%
Expected volatility	33.44%	33.67%	29.99%
Expected life	4.25 years	4.25 years	7 years

During the year, a compensation expense of $4.5 million ($1.1 million in 2005 and $4.3 million in 2004) was recognized with a corresponding increase in contributed surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.       STOCK-BASED COMPENSATION PLANS (CONT’D)

(b)    Stock option plan (cont’d)

The number of stock options outstanding fluctuated as follows:

	2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Balance, beginning of year	5,947,970	$23.45	4,542,045	$23.81	3,699,061	$22.52
Issued	2,314,500	10.45	1,930,120	20.57	1,181,023	23.83
Exercised	-	-	(315,065)	20.52	(55,363)	14.38
Cancelled	(490,170)	21.12	(209,130)	22.24	(282,676)	24.40
Balance, end of year	7,772,300	$19.70	5,947,970	$23.45	4,542,045	$23.81
Options exercisable, end of year	3,041,159	$24.67	2,709,003	$24.92	2,306,882	$23.81

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (in years)	price	exercisable	price
$ 9.98 - $14.99	2,299,500	5.42	$10.45	-	$-
$ 15.00 - $21.99	2,201,328	4.33	20.30	699,204	19.88
$ 22.00 - $31.90	3,271,472	4.63	25.79	2,341,955	26.10

	7,772,300	4.78	$19.70	3,041,159	$24.67

(c)           Deferred stock unit plan

The Deferred Stock Unit plan (“DSU plan”) is for the benefit of the Company’s directors. Under the DSU plan, a portion of each director’s compensation package is received in the form of units. The value of a unit is based on the weighted average trading price of the Subordinate Voting Shares. Subject to certain limitations, the units will be redeemed by the Company when the director ceases to be a DSU participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair value of a Subordinate Voting Share on the date of redemption.

As of December 31, 2006, the number of units outstanding under this plan was 256,923 (215,447 in 2005 and 153,948 in 2004), which represented a compensation expense negligible in 2006 and 2005 and $1.6 million in 2004. The weighted average grant date fair value for units granted during the year was $10.55 ($17.91 in 2005 and $20.69 in 2004).

(d)    Deferred performance share unit plan

In January 2006, the Company put in place a new Deferred Performance Share Unit plan (“DPSU plan”). The DPSU plan is for the benefit of the Company’s senior management, and key managers. Under the DPSU plan, for a portion of these employees it is mandatory to defer, others have the choice to defer, a portion of their annual bonus for a 3-year period, during which the amount will be indexed with the fair value of the Subordinate Voting Shares and with dividends. The Company also contributes, on the employees’ behalf, a further amount equal to 20% of the bonus originally deferred, which will be earned over the 3-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.       STOCK-BASED COMPENSATION PLANS (CONT’D)

(d)           Deferred performance share unit plan (cont’d)

The application of the DPSU plan has been suspended for the financial year 2006, given that a special compensation arrangement was implemented for the year 2006. Under the special compensation arrangement, a portion of the annual bonus of eligible employees will be paid in cash and determined based upon the achievement of earnings before interest and taxes targets, and the other portion will be provided in the form of shares at the end of a 3-year period, as long as these eligible employees remain employed by the Company.

As of December 31, 2006, 9,452 units were outstanding under the DPSU plan, which represented a negligible compensation expense in 2006. The weighted average grant date fair value for units granted during the year was $10.20.

20.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

(a)           Fair value of financial instruments

The carrying values of cash and cash equivalents, trade receivables, receivables (payables) from related parties, restricted cash and trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2006 and 2005 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would otherwise receive or pay if the instruments were closed out at these dates.

	2006		2005
	Book Value	Fair Value	Book Value	Fair Value

Financial liabilities
Long-term debt (1)	$(2,014.7)	$(1,957.2)	$(1,739.6)	$(1,704.8)
Convertible notes	(117.7)	(119.1)	(115.5)	(120.8)

Derivative financial instruments
Interest rate swap agreements	-	(7.5)	-	(10.4)
Foreign exchange forward contracts	(12.7)	(15.5)	4.7	15.5
Cross currency interest rate swaps	-	-	3.6	3.6
Commodity swaps	(1.4)	(13.7)	(0.1)	(0.5)

(1) Including current portion

In February 2005, the Company sold foreign exchange forward contracts that were used to hedge its net investment in a foreign subsidiary for a cash consideration of $69.2 million. These foreign exchange forward contracts were already recorded at the fair value and all resulting gains were previously recorded in cumulative translation adjustment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT’D)

(b)          Foreign exchange risk management

The Company entered into foreign exchange forward contracts to hedge the settlement of foreign denominated sales, related receivables, equipment purchases and foreign denominated debt, and foreign denominated assets.

The amount of outstanding contracts at year-end, presented by currency, are included in the table below:

	2006
Currencies	Notional	Average
(sold / bought)	amounts (1)	rate (2)

$ / CAD
Less than 1 year	$77.7	0.8611
Between 1 and 3 years	73.0	0.8925
Over 3 years	5.1	0.9254

CAD / $
Less than 1 year	47.1	1.1623
Between 1 and 3 years	265.0	1.1412
Over 3 years	100.0	1.1280

EUR / $
Less than 1 year	506.5	0.7760

SEK / $
Less than 1 year	45.3	6.8656

GBP / EUR
Less than 1 year	9.2	0.6917
Between 1 and 3 years	1.2	0.7061

Other
Less than 1 year	40.6	-
Between 1 and 3 years	0.3	-
	$1,171.0

(1) Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2006.

(2) Rates are expressed as the number of units of the currency sold for the currency bought.

(c)          Interest rate risk management

The Company entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

The amounts of outstanding contracts at December 31, 2006 are included in the table below:

Maturity	Notional amount	Pay / Receive	Fixed Rate	Floating Rate

November 2008	$200.0	Company pays floating/	4.875%	Libor 3 months/
		receives fixed		plus 1.53%-1.58%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT’D)

(d)   Commodity risk

The Company entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

	2006
Countries / Unit	Notional	Average
	quantity	price (1)
Canada / millions of Gigajoules
Less than 1 year	0.7	$7.37
Between 1 and 3 years	0.8	$7.08

U.S. / millions of MMBTU
Less than 1 year	3.9	$9.33
Between 1 and 3 years	4.1	$9.07

(1) Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2006.

(e)   Credit risk

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments. When the Company enters into derivative financial instruments, the counterparties (either foreign or Canadian) must have at least a rating of A or its equivalent on long-term unsecured term debt from at least two rating agencies (Standard & Poor’s, Moody’s or DBRS) and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations and the risk is considered immaterial.

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2006, no customer balance represents a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labour. The Company does not believe that it is exposed to an unusual level of customer credit risk.

21.  SUPPLEMENTARY CASH FLOW INFORMATION

Cash and cash equivalents consist of:

	2006	2005	2004
Cash	$13.2	$11.7	$33.9
Cash equivalents	4.6	6.6	17.9
	$17.8	$18.3	$51.8

	2006	2005	2004
Interest payments	$140.0	$112.9	$130.8
Income tax paid (net of refund)	32.0	39.3	67.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a)   Leases

The Company rents premises and machinery and equipment under operating leases, which expire at various dates up to 2018 and for which minimum lease payments total $397.7 million.

Annual minimum payments under these leases are as follows:

2007	$158.3
2008	61.7
2009	48.4
2010	30.1
2011	20.7
2012 and thereafter	78.5

Rental expenses for operating leases were $71.4 million, $84.5 million and $88.1 million for the years 2006, 2005 and 2004 respectively.

(b)   Machinery and equipment

As at December 31, 2006, the Company had commitments to purchase 21 new presses for its North American and European segments for a total amount of $273.3 million, of which $213.4 million was already disbursed and the remaining amount of $59.9 million will be paid in 2007. The Company also concluded agreements related to building and equipment expenditures for its European and North American segments. Future payments related to these commitments will amount to approximately $26.6 million.

(c)   Environment

The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company’s competitive or consolidated financial position.

(d)   Guarantees

Significant guarantees the Company has provided to third parties include the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees was $60.1 million. Of this amount, $55.0 million will expire in 2007. As at December 31, 2006, the Company recorded a liability of $7.9 million associated with these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  COMMITMENTS, CONTINGENCIES AND GUARANTIES (CONT’D)

(d)   Guarantees (cont’d)

Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2007 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure in respect of these guarantees was $2.6 million. As at December 31, 2006, the Company did not recorded a liability associated with these guarantees, other than that provided for under unfavourable leases of $1.2 million, since it is not likely at this time that the sub-lessee would default under the agreement and that the Company would thus be required to honour the initial obligation. Recourse against the sub-lessee was also available, up to the total amount due.

Business and real estate disposals

In connection with certain disposals of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2006. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of some of its U.S. subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of some of its U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply, contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2006, the letters of credit amounted to $89.2 million. The Company has not recorded any liability with respect to these letters of credit, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The effective dates of the most recent actuarial valuations for funding purposes were between April 2005 and January 2006, and the date of the next required actuarial valuation ranges between December 2006 and 2008.

The Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees’ active service period.

The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2006 and December 31, 2005, and a statement of the funded status as at December 31, 2006 and 2005:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Changes in benefit obligations
Benefit obligation, beginning of year	$1,111.9	$1,020.1	$69.4	$66.1
Service cost	34.2	35.2	1.3	1.1
Interest cost	58.7	59.9	3.7	3.9
Plan participants’ contributions	5.0	5.1	2.1	1.9
Plan amendements	3.0	-	-	(3.5)
Divestitures	-	(3.8)	-	-
Curtailment gain	(64.6)	(5.6)	-	(0.7)
Actuarial (gain) loss	(29.8)	80.4	(5.2)	8.8
Benefits paid	(90.0)	(76.7)	(6.5)	(8.5)
Foreign currency changes	13.5	(2.7)	-	0.3
Benefit obligation, end of year	$1,041.9	$1,111.9	$64.8	$69.4
Changes in plan assets
Fair value of plan assets, beginning of year	$667.0	$619.2	$-	$-
Actual return on plan assets	43.6	64.8	-	-
Employer contributions	87.9	53.4	4.4	6.6
Plan participants’ contributions	5.0	5.1	2.1	1.9
Benefits paid	(90.0)	(76.7)	(6.5)	(8.5)
Foreign currency changes	7.2	1.2	-	-
Fair value of plan assets, end of year	$720.7	$667.0	$-	$-
Reconciliation of funded status
Funded status	$(321.2)	$(444.9)	$(64.8)	$(69.4)
Unrecognized net transition asset	(3.1)	(3.6)	-	-
Unrecognized past service cost (benefit)	16.2	13.9	(14.1)	(16.1)
Unrecognized actuarial loss	312.4	414.7	6.9	13.0
Adjustment for fourth quarter contributions	5.4	5.0	1.0	1.7
Net amount recognized	$9.7	$(14.9)	$(71.0)	$(70.8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT’D)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Benefit obligation	$(1,041.9)	$(1,111.9)	$(64.8)	$(69.4)
Fair value of plan assets	720.7	667.0	-	-
Funded status - plan deficit	$(321.2)	$(444.9)	$(64.8)	$(69.4)

The following table provides the amounts recognized in the consolidated balance sheets:

		Pension		Postretirement
		Benefits		Benefits
	Note	2006	2005	2006	2005
Accrued benefit liability	15	$(79.9)	$(82.8)	$(71.0)	$(70.8)
Accrued benefit asset (1)		89.6	67.9	-	-
Net amount recognized		$9.7	$(14.9)	$(71.0)	$(70.8)

(1) Included in other assets.

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2006	2005

Equity securities	65%	64%
Debt securities	33	33
Others	2	3

In 2006, at the measurement date, the plan assets included equity securities of the Company and related parties for a total amount of $0.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT’D)

The following table provides the components of net periodic benefit cost:

	Pension			Postretirement
	Benefits			Benefits
	2006	2005	2004	2006	2005	2004
Defined benefit plans
Service cost	$34.2	$35.2	$37.8	$1.3	$1.1	$1.5
Interest cost	58.7	59.9	58.0	3.7	3.9	5.8
Actual return on plan assets	(43.6)	(64.8)	(57.3)	-	-	-
Actuarial (gain) loss	(26.4)	76.9	(16.4)	(5.2)	8.8	(16.1)
Plan amendments	3.0	-	(1.5)	-	(3.5)	(13.0)
Curtailment (gain) loss	(2.7)	3.7	1.9	-	(0.3)	-
Settlement loss	3.3	3.4	1.8	-	-	-
Benefit cost before adjustments to recognize the long-term nature of the plans	26.5	114.3	24.3	(0.2)	10.0	(21.8)
Difference between expected return and actual return on plan assets	(7.2)	14.1	6.7	-	-	-
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	44.9	(62.2)	28.8	6.1	(8.1)	18.1
Difference between amortization of past service cost (benefit) for the year and actual plan amendments for the year	(1.9)	0.7	3.0	(2.0)	1.6	12.9
Amortization of transitional asset	(0.9)	(0.8)	(0.8)	-	-	-
Net periodic cost	61.4	66.1	62.0	3.9	3.5	9.2
Defined contribution plans	17.6	11.4	12.7	-	-	-
Total periodic benefit cost	$79.0	$77.5	$74.7	$3.9	$3.5	$9.2

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhere to the new Group RRSP. As a result, a $3.8 million curtailment charge was recorded in 2006. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. As a result, a $5.5 million curtailment gain was recorded in 2006. Other settlements and curtailments were also recorded during the year.

The 2006 pension benefit costs included a total settlement loss of $1.9 million (settlements and curtailments due to downsizing of $0.2 million in 2005 and $8.9 million in 2004), as described in Note 2.

The defined contribution pension plan benefit cost included contributions to multiemployer plans of $7.1 million for the year ended December 31, 2006 ($6.8 million in 2005 and $7.3 million in 2004), and a charge of $1.0 million for multiemployer plans due to a plant closure ($2.7 million in 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT’D)

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $110.3 million for the year ended December 31, 2006 ($72.7 million in 2005 and $96.5 million in 2004).

The weighted average assumptions used in the measurement of the Company’s benefit obligation and cost are as follows:

	Pension			Postretirement
	Benefits			Benefits
	2006	2005	2004	2006	2005	2004
Accrued benefit obligation as of December 31:
Discount rate	5.6%	5.4%	6.0%	5.8%	5.6%	6.1%
Rate of compensation increase	3.4%	3.4%	3.4%	-	-	-
Benefit costs for years ended December 31:
Discount rate	5.4%	6.0%	6.0%	5.6%	6.1%	6.0%
Expected return on plan assets	7.6%	7.6%	7.8%	-	-	-
Rate of compensation increase	3.4%	3.4%	3.5%	-	-	-

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% at the end of 2006 (8.2% at the end of 2005) and is expected to decrease gradually to 4.9% in 2009 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.5	$(0.4)
Effect on benefit obligation	4.7	(4.1)

24.  SEGMENTED INFORMATION

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”).

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements and intersegment sales are made at fair market values. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among the segments. Revenues by geographic area are based on where the selling organization is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.  SEGMENTED INFORMATION (CONT’D)

The following is a summary of the segmented information for the Company’s continuing operations:

	North	Europe	Latin	Other	Inter-	Total
	America (1)		America		Segment

Revenues
2006	$4,821.7	$1,025.4	$239.3	$0.7	$(0.8)	$6,086.3
2005	4,881.1	1,162.9	241.7	0.5	(2.9)	6,283.3
2004	4,850.3	1,297.4	192.4	0.5	(1.1)	6,339.5

Depreciation and amortization
2006	242.8	54.4	10.8	0.6	-	308.6
2005	235.8	56.9	10.5	1.0	-	304.2
2004	243.1	69.9	10.7	1.2	-	324.9

Impairment of assets
2006	30.5	2.0	0.5	-	-	33.0
2005	8.9	44.5	0.3	-	-	53.7
2004	36.6	29.2	3.9	0.4	-	70.1

Restructuring and other charges
2006	34.5	43.1	0.7	-	-	78.3
2005	13.7	26.4	0.4	-	-	40.5
2004	31.7	11.4	1.8	0.6	-	45.5

Goodwill impairment charge
2006	-	-	-	-	-	-
2005	-	243.0	-	-	-	243.0
2004	-	-	-	-	-	-

Adjusted EBIT
2006	257.8	(17.5)	10.0	(8.8)	-	241.5
2005	353.5	(3.6)	13.0	(5.4)	-	357.5
2004	421.4	50.1	1.3	(1.7)	-	471.1

Operating income (loss)
2006	192.8	(62.6)	8.8	(8.8)	-	130.2
2005	330.9	(317.5)	12.3	(5.4)	-	20.3
2004	353.1	9.5	(4.4)	(2.7)	-	355.5

Additions to property, plant and equipment(2)
2006	207.9	75.5	29.1	1.3	-	313.8
2005	286.4	103.3	4.1	0.2	-	394.0
2004	106.5	22.2	3.8	0.1	-	132.6

Property, plant and equipment(2)
2006	1,625.3	544.7	111.5	5.9	-	2,287.4
2005	1,758.6	451.5	83.5	2.3	-	2,295.9

Goodwill(2)
2006	2,156.3	159.4	8.6	-	-	2,324.3
2005	2,156.7	140.9	8.1	-	-	2,305.7

Total assets(2) (3)
2006	4,551.9	910.6	263.5	97.4	-	5,823.4
2005	4,597.0	790.6	231.3	81.5	-	5,700.4

(1) Includes Revenues amounting to $893.3 million ($912.2 million in 2005 and $851.5 million in 2004) and, Property, plant and equipment amounting to $233.2 million ($238.0 million in 2005) for Canada.

(2) Including both continued and discontinued operations.

(3) Revised, see Note 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.  SEGMENTED INFORMATION (CONT’D)

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services, such as retail inserts, magazines, catalogs, books, directories, logistics, direct mail, pre-media and other value-added services.

Revenues by print service are as follows:

	2006		2005		2004

Retail inserts	$1,730.6	28.5%	$1,717.5	27.3%	$1,687.2	26.6%
Magazine	1,581.2	26.0	1,671.2	26.6	1,776.6	28.0
Catalogs	1,012.9	16.6	1,027.6	16.4	1,026.1	16.2
Books	628.3	10.3	691.4	11.0	697.2	11.0
Directories	390.8	6.4	390.6	6.2	384.5	6.1
Logistics	263.0	4.3	248.5	4.0	230.2	3.6
Direct mail	222.4	3.7	206.8	3.3	212.2	3.4
Pre-media and other value-added services	257.1	4.2	329.7	5.2	325.5	5.1
	$6,086.3	100.0%	$6,283.3	100.0%	$6,339.5	100.0%

25. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(a)   Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	2006	2005	2004
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$28.3	$(162.6)	$143.7
Adjustments:
Convertible senior subordinated notes (a) (i)	2.2	3.5	2.6
Hedge accounting (a) (ii)	(5.1)	(15.5)	(7.6)
Reduction of a net investment in a foreign operation (a) (iii)	2.5	—	(1.0)
Asset retirement obligations (a) (iv)	—	—	2.0
Stock-based compensation (a) (v)	—	—	(0.1)
Income taxes (a) (vi)	1.9	5.1	1.9

Net income (loss), as adjusted per GAAP in the United States	$29.8	$(169.5)	$141.5
Net income allocated to holders of preferred shares	34.0	39.6	37.5

Net income (loss) per GAAP in the United States available to holders of equity shares	$(4.2)	$(209.1)	$104.0

Weighted average number of equity shares outstanding (in millions):
Basic	131.4	131.8	132.4
Diluted	131.4	131.8	132.6

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic	$(0.03)	$(1.59)	$0.79
Diluted	(0.03)	(1.59)	0.78

(i)    Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders' equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment.

(ii)   Accounting for derivative instruments and hedging activities

Under GAAP in United States, Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Company, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(a)   Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (cont'd)

(ii)   Accounting for derivative instruments and hedging activities (cont'd)

For derivative instruments designated as cash flow hedges by the Company, such as certain forward exchange contracts and natural gas swap contracts, the effective portions of these hedges are reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portions of these hedges are recognized in the statement of income each period.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iii)  Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation.

(iv)  Asset retirement obligations

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", (SFAS 143), which addresses financial accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased at each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Under GAAP in Canada, accounting for asset retirement obligations was adopted in 2004.

(v)   Stock-based compensation

Effective January 1, 2003, the Company began accounting for its stock-based compensation expense using the fair value based method by adopting the requirements of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" under GAAP in Canada and the Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" under GAAP in the United States. As a result, there is no difference in stock-based compensation accounting since January 1, 2003, except for the accounting of stock option granted prior to 2003 or stock-based compensation accounting rules applied prior to fiscal year 2003. Furthermore, the adoption by the Company of the new SFAS No. 123 (revised) on January 1, 2006 did not result in any additional difference between GAAP in Canada and in the United States.

(vi)   Income taxes

This adjustment represents the tax impact of United States GAAP differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b)   Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2006		2005
	Canada	United States	Canada	United States
Assets
Current future income taxes (a) (vi)	$40.6	$50.7	$34.4	$63.8
Other current assets (a) (ii)	—	—	—	6.6
Other assets (a) (ii) (b) (i)	224.2	134.6	187.7	140.6
Liabilities and Shareholder's Equity
Trade payables and accrued liabilities (a) (ii) (b) (i)	942.4	971.1	876.1	966.6
Current future income taxes (a) (vi)	1.1	0.4	1.7	10.4
Long-term debt (a) (ii)	1,984.0	1,981.7	1,731.9	1,722.1
Other liabilities (a) (ii) (iii) (b) (i)	283.5	512.1	276.3	417.0
Long-term future income taxes (a) (vi)	389.1	297.8	378.9	315.6
Convertible notes (a) (i)	117.7	120.5	115.5	120.6
Capital stock (b) (ii)	1,566.3	1,538.0	1,688.6	1,658.3
Contributed surplus (a) (i) (v)	114.1	98.1	110.6	94.6
Retained earnings (a) (b) (ii)	398.3	437.4	443.8	483.4
Translation adjustment (c)	(46.3)	—	(24.2)	—
Accumulated other comprehensive income (loss) (c)	—	(286.4)	—	(200.3)

(i)    Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158") was issued in 2006 and requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. SFAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company's consolidated statement of income.

Under GAAP in the United States, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan's assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept from SFAS 87 has been eliminated with the adoption of SFAS 158 as at December 31, 2006.

On the adoption of SFAS 158, an adjustment of $42.1 million (net of income tax of $15.4 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the underfunded status of the Company's defined benefit pension and post-retirement plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

Under GAAP in Canada, a company is not required to recognize the over- or unfunded positions or to recognize an additional minimum liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b)  Effect on consolidated balance sheets (cont'd)

(ii)   Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained Earnings in the year when incurred.

(c)   Comprehensive income

  The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	2006	2005	2004
Net income (loss), as adjusted per GAAP in the United States	$29.8	$(169.5)	$141.5
Gain (loss) on hedging activities (a) (ii)	(21.4)	(24.3)	32.8
Pension and other post-retirement benefits (b) (i)	1.3	(23.8)	59.2
Currency translation adjustment (a) (iii)	(24.6)	(60.8)	56.8
Income taxes (a) (vi)	0.7	4.0	(38.2)

Comprehensive income (loss) as per GAAP in the United States	$(14.2)	$(274.4)	$252.1

(d)   Statements of cash flows

The adjustments to comply with GAAP in the United States, with respect to the consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É Chlumecky
Title:     Assistant Corporate Secretary

Date: March 20, 2007